Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2008, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2008. This MD&A is dated December 3, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

18	FINANCIAL RESULTS OVERVIEW
21	Net Income
22	Revenue
24	Expenses
25	Taxes
26	Quarterly Financial Information

BUSINESS SEGMENT ANALYSIS
28	Business Focus
31	Canadian Personal and Commercial Banking
34	Wealth Management
38	U.S. Personal and Commercial Banking
41	Wholesale Banking
44	Corporate

2007 FINANCIAL RESULTS OVERVIEW
45	Summary of 2007 Performance
46	2007 Financial Performance by Business Line

GROUP FINANCIAL CONDITION
47	Balance Sheet Review
49	Credit Portfolio Quality
57	Capital Position
60	Off-balance Sheet Arrangements
63	Related-party Transactions
63	Financial Instruments

RISK FACTORS AND MANAGEMENT
64	Risk Factors that May Affect Future Results
66	Managing Risk

ACCOUNTING STANDARDS AND POLICIES
80	Critical Accounting Estimates
84	Changes in Accounting Policies during the Current Year
84	Future Accounting and Reporting Changes
85	Controls and Procedures

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this 2008 Management’s Discussion & Analysis (“MD&A”), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the 2008 MD&A under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2009”. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2008 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and the introduction of new monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 64 of the Bank’s 2008 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	17

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank’s operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; Wealth Management; U.S. Personal and Commercial Banking; and Wholesale Banking.

HOW THE BANK REPORTS

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the ”reported” results.
The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes items of note, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this MD&A are non-GAAP financial measures as these are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank’s reported and adjusted results.

TABLE	1	OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2008	2007	2006
Net interest income	$8,532	$6,924	$6,371
Other income	6,137	7,357	6,821
Total revenue	14,669	14,281	13,192
Provision for credit losses	(1,063)	(645)	(409)
Non-interest expenses	(9,502)	(8,975)	(8,815)
Dilution gain, net	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,104	4,661	5,527
Provision for income taxes	(537)	(853)	(874)
Non-controlling interests, net of income taxes	(43)	(95)	(184)
Equity in net income of an associated company, net of income taxes	309	284	134
Net income - reported	3,833	3,997	4,603
Preferred dividends	(59)	(20)	(22)
Net income available to common shareholders - reported	$3,774	$3,977	$4,581

18	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	2	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES[1]
Adjusted net income to reported results
Operating results - adjusted
(millions of Canadian dollars)	2008	2007	2006
Net interest income	$8,532	$6,924	$6,371
Other income2	5,840	7,148	6,862
Total revenue	14,372	14,072	13,233
Provision for credit losses3	(1,046)	(705)	(441)
Non-interest expenses4	(9,291)	(8,390)	(8,260)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,035	4,977	4,532
Provision for income taxes5	(554)	(1,000)	(1,107)
Non-controlling interests, net of income taxes6	(43)	(119)	(211)
Equity in net income of associated company, net of income taxes7	375	331	162
Net income - adjusted	3,813	4,189	3,376
Preferred dividends	(59)	(20)	(22)
Net income available to common shareholders - adjusted	3,754	4,169	3,354
Items of note affecting net income, net of income taxes
Amortization of intangibles8	(404)	(353)	(316)
Reversal of Enron litigation reserve9	323	-	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio10	118	-	-
Gain relating to restructuring of Visa11	-	135	-
TD Banknorth restructuring, privatization and merger-related charges12	-	(43)	-
Restructuring and integration charges relating to the Commerce acquisition13	(70)	-	-
Dilution gain on Ameritrade transaction, net of costs	-	-	1,665
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	(72)
Balance sheet restructuring charge in TD Banknorth	-	-	(19)
Wholesale Banking restructuring charge	-	-	(35)
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses14	107	30	7
General allowance release	-	39	39
Other tax items	(34)	-	(24)
Provision for insurance claims15	(20)	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	(18)
Total items of note	20	(192)	1,227
Net income available to common shareholders - reported	$3,774	$3,977	$4,581
Reconciliation of reported earnings per share (EPS) to adjusted EPS16
(Canadian dollars)	2008	2007	2006
Diluted - reported	$4.87	$5.48	$6.34
Items of note affecting income (as above)	(0.03)	0.27	(1.70)
Items of note affecting EPS only17	0.04	-	0.02
Diluted - adjusted	$4.88	$5.75	$4.66
Basic - reported	$4.90	$5.53	$6.39

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.
2 Adjusted other income excludes the following items of note: 2008 - $186 million pre-tax gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 14; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 10; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 15; 2007 - $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 11; $46 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; 2006 - $11 million pre-tax gain due to change in fair value of CDS hedging the cor porate loan book; $52 million loss on balance sheet restructuring charge in TD Banknorth.
3 Adjusted provisions for credit losses exclude the following items of note: 2008 - $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 14; 2007 - $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology; 2006 - $60 million general allowance release; $28 million initial set up of special allowance for credit card and overdraft loans.
4 Adjusted non-interest expenses exclude the following items of note: 2008 - $577 million amortization of intangibles; $111 million restructuring and integration charges relating to the Commerce acquisition, as explained in footnote 13; and $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 9; 2007 -$499 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization and merger-related charges, as explained in footnote 12; 2006 - $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges.
5 For reconciliation between reported and adjusted provisions for income taxes, see Table 11.
6 Adjusted non-controlling interests exclude the following items of note: 2007 - $9 million amortization of intangibles; $15 million from TD Banknorth restructuring, privatization and merger-related charges; 2006 - $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.
7 Equity in net income of associated company excludes the following items of note: 2008 - $66 million amortization of intangibles; 2007 - $47 million amortization of intangibles; 2006 - $28 million amortization of intangibles.
8 Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005 and its privatization in 2007, the Commerce Bancorp, Inc. (Commerce) acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.
9 The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million ($477 million before tax), reflecting the substantial reversal of the reserve. For details, see Note 28 to the 2008 Consolidated Financial Statements.
10 Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to available-for-sale category in accordance with the Amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	19

11 As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares.
12 The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA, N.A. (TD Bank USA) to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Consolidated Statement of Income for October 31, 2007, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.
13 As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
14 The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Prior to November 1, 2006, this item was described as “Hedging impact due to AcG-13”. As part of the adoption of the new financial instruments standards effective for the Bank from November 1, 2006, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by CICA Handbook Section 3865, Hedges.
15 The provision for insurance claims relates to a court decision in Alberta in the first quarter of 2008. The Alberta government’s legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.
16 EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not be equal to year-to-date EPS.
17 2008 - The diluted EPS figures do not include Commerce earnings for the month of April 2008 due to a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share; 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006.

TABLE	3	AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars)	2008	2007	2006
Canada Trust	$143	$175	$207
TD Bank, N.A. reported amortization of intangibles	170	112	72
Less: non-controlling interests	-	9	12
Net amortization of intangibles	170	103	60
TD Ameritrade (included in equity in net income of associated company)	66	47	28
Other	25	28	21
Amortization of intangibles, net of income taxes[1]	$404	$353	$316
1 Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank’s economic profit, ROIC and adjusted net income. Adjusted results and related terms are discussed in the “How the Bank Reports” section.

TABLE	4	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME
(millions of Canadian dollars)	2008	2007	2006
Average common equity	$26,213	$20,572	$17,983
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,136	3,825	3,540
Average invested capital	30,349	24,397	21,523
Rate charged for invested capital	9.3%	9.4%	9.5%
Charge for invested capital	$(2,822)	$(2,293)	$(2,045)
Net income available to common shareholders - reported	$3,774	$3,977	$4,581
Items of note impacting income, net of income taxes	(20)	192	(1,227)
Net income available to common shareholders - adjusted	$3,754	$4,169	$3,354
Economic profit	$932	$1,876	$1,309
Return on invested capital	12.4%	17.1%	15.6%

20	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

2008 SIGNIFICANT EVENTS
Acquisition of Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.3 billion and intangible assets of $1.5 billion) and $48.6 billion of liabilities were included in the Bank’s Consolidated Balance Sheet on the date of acquisition.
The fiscal periods of Commerce and the Bank are not co-terminus. Commerce’s results are consolidated with the Bank’s results on a one month lag basis.
For details, see Note 31 to the 2008 Consolidated Financial Statements.

Enron
The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank’s total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million ($477 million before tax), reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $20 million (US$17 million) of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank’s Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders. For details, see Note 28 to the 2008 Consolidated Financial Statements.

Deterioration in Markets and Severe Dislocation in Credit Market
During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement.
The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. In the fourth quarter of 2008, net interest income of $110 million after tax was recorded relating to the reclassified debt securities. The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of reported net income of $561 million in the fourth quarter of 2008, and a reduction in adjusted net income of $443 million after taking into account the change in the fair value of derivatives hedging the reclassified debt securities portfolio.
For further details, see Note 2 to the 2008 Consolidated Financial Statements.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

•	Reported net income was $3,833 million, down $164 million, or 4%, from 2007.
•	Adjusted net income was $3,813 million, down $376 million, or 9%, from 2007.

Reported net income was $3,833 million, compared with $3,997 million in 2007. The decrease in reported net income was primarily due to weaker segment operating earnings partially offset by a positive adjustment resulting from the substantial reversal of the Enron litigation reserve. Adjusted net income was $3,813 million, compared with $4,189 million in 2007. The decrease in adjusted earnings was largely due to weaker Wholesale Banking earnings and an increased loss in Corporate segment, partially offset by increased earnings from the Canadian and U.S. Personal and Commercial Banking segments and higher earnings from the Bank’s share of earnings from TD Ameritrade. Canadian Personal and Commercial earnings increased by $171 million driven by broad based revenue and volume growth. U.S. Personal and Commercial Banking earnings increased by $447 million, largely due to the acquisition of Commerce and the privatization of TD Banknorth in 2007. Wholesale Banking earnings declined by $759 million due to a 50% reduction in revenue amid severe market conditions. The loss in Corporate segment increased by $242 million, largely due to higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity and increased costs related to corporate financing activities. The Bank’s share of earnings in TD Ameritrade increased by $28 million due to higher operating earnings in TD Ameritrade.
Reported diluted earnings per share were $4.87, compared with $5.48 in 2007. Adjusted diluted earnings per share were $4.88, a decrease of 15% compared with $5.75 in 2007.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2008 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov)).
Net income available to common shareholders under U.S. GAAP was $3,828 million, compared with $3,774 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP effective November 1, 2006 and recognition of unrealized losses related to certain debt securities that were relassified from trading to available-for-sale.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	21

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

•	Total revenue increased by $388 million, or 3%, from the prior year.
•	Net interest income was up $1,608 million, or 23%, from the prior year.
•	Other income was down $1,220 million, or 17%, from the prior year.

NET INTEREST INCOME
Reported net interest income was $8,532 million in 2008, an increase of $1,608 million or 23%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $389 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking net interest income increased $779 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $443 million due to higher trading-related net interest income.

NET INTEREST MARGIN
Net interest margin improved by 16 basis points (bps) in 2008 to 2.22% from 2.06% in 2007. Margin declines in both the Canadian and U.S. Personal and Commercial Banking businesses were more than offset by higher trading-related net interest income in Wholesale Banking. Net interest margin in Canadian Personal and Commercial Banking declined in 2008 compared with 2007, reflecting higher funding costs. Net interest margin in U.S. Personal and Commercial Banking declined in 2008 over 2007 due to competitive pressure on deposit pricing. The change in mix of business due to the acquisition of Commerce contributed positively to the Bank’s overall net interest margin.

TABLE	5	NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]
(millions of Canadian dollars)			2008			2007			2006
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets
Deposits with banks	$14,264	$629	4.41%	$12,184	$357	2.93%	$11,680	$302	2.59%
Securities
Trading	73,138	3,123	4.27	81,756	3,124	3.82	76,679	2,653	3.46
Non-trading	60,726	2,331	3.84	43,970	1,642	3.73	-	-	-
Investment	-	-	-	-	-	-	40,172	1,782	4.44
Total securities	133,864	5,454	4.07	125,726	4,766	3.79	116,851	4,435	3.80
Securities purchased under reverse repurchase agreements	38,393	1,705	4.44	31,960	1,829	5.72	30,910	1,413	4.57
Loans
Mortgages	79,000	4,057	5.14	63,991	3,471	5.42	60,325	3,131	5.19
Consumer installment and other personal	72,630	4,634	6.38	64,502	4,510	6.99	62,797	4,036	6.43
Credit card	6,392	870	13.61	5,467	731	13.37	3,830	509	13.29
Business and government	40,485	2,235	5.52	31,913	2,188	6.86	28,562	1,743	6.10
Total loans	198,507	11,796	5.94	165,873	10,900	6.57	155,514	9,419	6.06
Total earning assets	$385,028	$19,584	5.09%	$335,743	$17,852	5.32%	$314,955	$15,569	4.94%
Interest-bearing liabilities
Deposits
Personal	$165,020	$3,679	2.23%	$144,364	$3,733	2.59%	$132,135	$3,027	2.29%
Banks	17,008	532	3.13	19,954	814	4.08	15,874	661	4.16
Business and government	138,728	4,270	3.08	105,196	3,700	3.52	105,252	3,393	3.22
Total deposits	320,756	8,481	2.64	269,514	8,247	3.06	253,261	7,081	2.80
Subordinated notes and debentures	12,439	654	5.26	9,061	484	5.34	6,956	388	5.58
Obligations related to securities sold short and under repurchase agreements	44,006	1,823	4.14	46,487	2,088	4.49	44,287	1,603	3.62
Preferred shares and Capital Trust Securities	1,449	94	6.49	1,797	109	6.07	1,790	126	7.04
Total interest-bearing liabilities	$378,650	$11,052	2.92%	$326,859	$10,928	3.34%	$306,294	$9,198	3.00%
Total net interest income on average earnings assets	$385,028	$8,532	2.22%	$335,743	$6,924	2.06%	$314,955	$6,371	2.02%
1 Net interest income includes dividends on securities.

22	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	6	ANALYSIS OF CHANGE IN NET INTEREST INCOME
(millions of Canadian dollars)	2008 vs 2007			2007 vs 2006
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	$2,805	$(1,073)	$1,732	$1,028	$1,255	$2,283
Total interest-bearing liabilities	(1,641)	1,517	(124)	(645)	(1,085)	(1,730)
Net interest income	$1,164	$444	$1,608	$383	$170	$553

OTHER INCOME

Reported other income was $6,137 million in 2008, a decrease of $1,220 million, or 17%, from 2007. Adjusted other income was $5,840 million, a decrease of $1,308 million, or 18%, from 2007. The decrease in adjusted other income was driven by a decline in Wholesale Banking, partially offset by increases in both U.S. and Canadian Personal and Commercial Banking. Wholesale Banking other income declined $1,687 million due to weak trading income, lower syndication revenue, and merger and acquisition fees. U.S. Personal and Commercial Banking other income increased $270 million, largely due to the inclusion of Commerce. Canadian Personal and Commercial Banking other income increased $188 million, due to growth in fee income and card services revenue.

TABLE	7	OTHER INCOME
(millions of Canadian dollars)				2008 vs 2007
	2008	2007	2006	% change
Investment and securities services:
TD Waterhouse fees and commissions	$405	$438	$561	(7.5)%
Full-service brokerage and other securities services	565	559	509	1.1
Underwriting and advisory	214	338	292	(36.7)
Investment management fees	198	197	193	0.5
Mutual funds management	863	868	704	(0.6)
Credit fees	459	420	371	9.3
Net securities gains	331	326	305	1.5
Trading income (loss)	(794)	591	797	(234.3)
Income from financial instruments designated as trading under the fair value option	(137)	(55)	-	149.1
Service charges	1,237	1,019	937	21.4
Loan securitizations	231	397	346	(41.8)
Card services	589	451	374	30.6
Insurance, net of claims	927	1,005	896	(7.8)
Trust fees	140	133	130	5.3
Other	909	670	406	35.7
Total	$6,137	$7,357	$6,821	(16.6)%

TRADING-RELATED INCOME

Trading-related income, which is the total of net interest income on trading positions and trading income, decreased by $1,069 million, or 215%, from 2007. The decrease was primarily due to weaker credit trading products associated with volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and credit default swaps which led to mark-to-market trading losses. Additionally, weaker results were experienced in equity trading.
The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE	8	TRADING-RELATED INCOME[1]
(millions of Canadian dollars)
Trading-related income	2008	2007	2006
Net interest income	$379	$(55)	$(65)
Trading securities and derivatives	(794)	591	797
Loans designated as trading under the fair value option	(156)	(38)	-
Total trading-related income	$(571)	$498	$732
By product
Interest rate and credit portfolios	$(663)	$239	$362
Foreign exchange portfolios	481	312	306
Equity and other portfolios	(233)	(15)	64
Loans designated as trading under the fair value option	(156)	(38)	-
Total trading-related income	$(571)	$498	$732
1 Trading-related income includes trading income arising from securities, derivatives and loans designated as trading under the fair value option, as well as net interest income derived from trading instruments.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	23

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

•	Reported non-interest expenses increased by $527 million, or 6%, from 2007.
•	Adjusted non-interest expenses increased by $901 million, or 11%, from 2007.
•	Reported efficiency ratio was 64.8%.
•	Adjusted efficiency ratio was 64.6%, a decline in efficiency of 500 bps from 59.6% in 2007.

NON-INTEREST EXPENSES

Non-interest expenses for 2008 were $9,502 million, compared with $8,975 million in 2007, an increase of $527 million or 6%. The increase in expenses was driven by growth in all operating segments other than Wholesale Banking. This growth was partially offset by lower other expenses due to the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. U.S. Personal and Commercial Banking expenses increased $570 million due largely to the acquisition of Commerce. Canadian Personal and Commercial Banking expenses increased $266 million due to higher employee compensation expense and investments in new business initiatives including longer hours and new branches.

EFFICIENCY RATIO

Efficiency ratio measures operating efficiency. The ratio is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The Bank’s reported and adjusted efficiency ratios weakened from 2007, primarily due to the decrease in Wholesale Banking revenue.

TABLE	9	NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars)				2008 vs 2007
	2008	2007	2006	% change
Salaries and employee benefits
Salaries	$3,089	$2,737	$2,700	12.9%
Incentive compensation	1,235	1,286	1,207	(4.0)
Pension and other employee benefits	660	583	578	13.2
Total salaries and employee benefits	4,984	4,606	4,485	8.2
Occupancy
Rent	463	390	371	18.7
Depreciation	225	163	160	38.0
Property tax	33	21	21	57.1
Other	214	162	149	32.1
Total occupancy	935	736	701	27.0
Equipment
Rent	216	192	200	12.5
Depreciation	213	199	183	7.0
Other	254	223	216	13.9
Total equipment	683	614	599	11.2
Amortization of intangible assets	577	499	505	15.6
Restructuring costs	48	67	50	(28.4)
Marketing and business development	491	445	470	10.3
Brokerage-related fees	252	233	222	8.2
Professional and advisory services	569	488	540	16.6
Communications	210	193	201	8.8
Other
Capital and business taxes	234	196	205	19.4
Postage	138	122	121	13.1
Travel and relocation	106	84	87	26.2
Other	275	692	629	(60.3)
Total other	753	1,094	1,042	(31.2)
Total expenses	$9,502	$8,975	$8,815	5.9%
Efficiency ratio - reported	64.8%	62.8%	59.8%	200	bps
Efficiency ratio - adjusted	64.6	59.6	62.4	500

24	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $236 million, or 16%, from 2007. Income tax expense, on a reported basis, was down $316 million, or 37%, from 2007. Other taxes were up $80 million, or 12%, from 2007. Adjusted total income and other taxes were down $366 million, or 22%, from 2007. Current income tax expense, on an adjusted basis, was down $446 million, or 45%, from 2007.
The Bank’s effective income tax rate, on a reported basis, was 13% for 2008, compared with 18% in 2007. The tax reduction was primarily due to a lower effective tax rate on international operations, which includes the tax synergies related to the Commerce acquisition. On an adjusted basis, the effective income tax rate was 14% for 2008, compared with 20% in 2007.
   Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade in 2006, the financial statements reported the pre-tax and after-tax results of TD Waterhouse U.S.A. separately. TD reports its investments in TD Ameritrade using the equity method of accounting; tax expense of $178 million in the year, compared to $173 million in 2007, is not part of the tax rate reconciliation.

TABLE	10	TAXES
(millions of Canadian dollars)		2008		2007		2006
Income taxes at Canadian statutory income tax rate	$1,342	32.7%	$1,627	34.9%	$1,934	35.0%
Increase (decrease) resulting from:
Dividends received	(345)	(8.4)	(423)	(9.1)	(234)	(4.2)
Rate differentials on international operations	(457)	(11.1)	(336)	(7.2)	(248)	(4.5)
Items related to dilution gains and losses	-	-	-	-	(582)	(10.5)
Other	(3)	(0.1)	(15)	(0.3)	4	-
Provision for income taxes and effective income tax rate - reported	$537	13.1%	$853	18.3%	$874	15.8%

TABLE	11	RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES
(millions of Canadian dollars)	2008	2007	2006
Provision for income taxes - reported	$537	$853	$874
Increase (decrease) resulting from items of note:
Amortization of intangibles	239	184	205
Reversal of Enron litigation reserve	(154)	-	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	-	-
Gain relating to restructuring of Visa	-	(28)	-
TD Banknorth restructuring, privatization and merger-related charges	-	28	-
Restructuring and integration charges relating to the Commerce acquisition	41	-	-
Dilution gain on Ameritrade transaction, net of costs	-	-	34
Balance sheet restructuring charge in TD Banknorth	-	-	18
Wholesale Banking restructuring charge	-	-	15
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(62)	(16)	(4)
Other tax items	(34)	-	(24)
General allowance release	-	(21)	(21)
Provision for insurance claims	10	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	10
Tax effect - items of note	17	147	233
Provision for income taxes - adjusted	554	1,000	1,107
Other taxes:
Payroll	242	218	199
Capital and premium taxes	228	191	197
GST and provincial	172	170	184
Municipal and business	106	89	93
Total other taxes	748	668	673
Total taxes - adjusted	$1,302	$1,668	$1,780
Effective income tax rate - adjusted[1]	13.7%	20.1%	24.4%
1 Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before tax.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	25

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2008 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,014 million, compared with $1,094 million in the same quarter last year. Reported diluted earnings per share were $1.22 for the quarter, compared with $1.50 in the same quarter last year. Adjusted net income for the quarter was $665 million, compared with $1,021 million in the same quarter last year. Adjusted diluted earnings per share were $0.79 for the quarter, compared with $1.40 in the fourth quarter of 2007.
Reported revenue increased by $90 million, or 3%, from the fourth quarter of 2007 due to gains in Canadian Personal and Commercial Banking from higher volumes in most products, and increases in U.S. Personal and Commercial Banking, primarily due to the acquisition of Commerce during the year. Wholesale Banking revenue decreased largely due to lower trading-related revenue due to severe market conditions.
Provision for credit losses increased by $149 million from the fourth quarter of 2007 partially due to a $60 million general allowance release in the fourth quarter of 2007. Canadian Personal and Commercial Banking increased provisions for credit losses by $33 million, largely due to higher personal banking provisions. Provision for credit losses in the U.S. Personal and Commercial Banking segment increased $43 million, largely due to the acquisition of Commerce.
Reported expenses increased $126 million from the fourth quarter of 2007. The current quarter includes the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. Adjusted expenses for the quarter increased $529 million from the fourth quarter of 2007. The increase was driven by a $386 million increase in U.S. Personal and Commercial Banking expenses, primarily due to the acquisition of Commerce and an $88 million increase in Canadian Personal and Commercial Banking expenses, due to investments in new branches, higher employee compensation, and provisions related to the termination of the Truncation and Electronic Cheque Presentment (TECP) initiative by the Canadian Payments Association.
The Bank’s effective tax rate was 2% for the quarter, compared with 13% in the same quarter last year. The decline was primarily due to one-time benefits, including favourable resolutions of certain tax audits, and lower effective tax rate on international operations which includes the tax synergies related to the Commerce acquisition.
See the Bank’s fourth quarter 2008 News Release, dated December 4, 2008, for an analysis of results by quarter by business segment.

QUARTERLY TREND ANALYSIS

Over the previous eight quarters, the Bank has had steady underlying earnings growth from its retail business segments. However volatile economic conditions, most notably impacting Wholesale Banking, have contributed to weaker earnings over the last five quarters. Revenues have declined throughout 2008 in Wholesale Banking and have been relatively flat in Wealth Management, while growth in Canadian Personal and Commercial Banking has been reduced compared to that experienced in 2007. U.S. Personal and Commercial Banking experienced stronger revenue growth due to the impact of the Commerce acquisition which more than offset the weakening market conditions and a stronger Canadian dollar relative to the U.S. dollar. Additionally, provision for credit losses has increased during this period.
The Bank’s earnings have some seasonal impacts. The second quarter is affected by fewer business days. The third and fourth quarters typically experience lower levels of capital markets activity, impacting the wholesale business.
The Bank’s earnings are also impacted by market driven events, transaction and management actions. The second quarter of 2007 was negatively impacted by restructuring charges at TD Banknorth. The third quarter of 2007 peaked due to an increase in the ownership in TD Banknorth as a result of its privatization, a record quarter from Wholesale Banking and solid results from the other business segments. The fourth quarter of 2007 benefited from the positive adjustment related to Visa and a reversal of the general allowance for credit losses. The fourth quarter of 2007 marked the beginning of the liquidity crisis in the market. This had a dampening effect on earnings in that quarter as well as in subsequent quarters. The second quarter of 2008 also included restructuring charges relating to the Commerce acquisition, while the third and fourth quarters of 2008 benefited from the first time inclusion of the Commerce earnings.
For the discussion on the fourth quarter 2008 results, see the “Fourth Quarter 2008 Performance Summary” section.

26	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	12	QUARTERLY RESULTS
(millions of Canadian dollars)	2008				2007
	Quarter ended				Quarter ended
	Oct 31	July 31	April 30	Jan 31	Oct 31	July 31	April 30	Jan 31
Net Interest Income	$2,449	$2,437	$1,858	$1,788	$1,808	$1,783	$1,662	$1,671
Other income	1,191	1,600	1,530	1,816	1,742	1,899	1,882	1,834
Total revenue	3,640	4,037	3,388	3,604	3,550	3,682	3,544	3,505
Provision for credit losses	(288)	(288)	(232)	(255)	(139)	(171)	(172)	(163)
Non-interest expenses	(2,367)	(2,701)	(2,206)	(2,228)	(2,241)	(2,216)	(2,297)	(2,221)
Provision for income taxes	(20)	(122)	(160)	(235)	(153)	(248)	(234)	(218)
Non-controlling interests	(18)	(8)	(9)	(8)	(8)	(13)	(27)	(47)
Equity in net income of an associated company, net of income taxes	67	79	71	92	85	69	65	65
Net income - reported	1,014	997	852	970	1,094	1,103	879	921
Items of note affecting net income, net of income taxes:
Amortization of intangibles	126	111	92	75	99	91	80	83
Reversal of Enron litigation reserve	(323)	-	-	-	-	-	-	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(118)	-	-	-	-	-	-	-
Gain relating to restructuring of Visa	-	-	-	-	(135)	-	-	-
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	-	-	43	-
Restructuring and integration charges relating to the Commerce acquisition	25	15	30	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(59)	(22)	(1)	(25)	2	(30)	(7)	5
Other tax items	-	14	-	20	-	-	-	-
Provision for insurance claims	-	-	-	20	-	-	-	-
General allowance release	-	-	-	-	(39)	-	-	-
Total adjustments for items of note, net of income taxes	(349)	118	121	90	(73)	61	116	88
Net income - adjusted	665	1,115	973	1,060	1,021	1,164	995	1,009
Preferred dividends	(23)	(17)	(11)	(8)	(5)	(2)	(7)	(6)
Net income available to common shareholders - adjusted	$642	$1,098	$962	$1,052	$1,016	$1,162	$988	$1,003

(Canadian dollars)
Basic earnings per share
- reported	$1.23	$1.22	$1.12	$1.34	$1.52	$1.53	$1.21	$1.27
- adjusted	0.79	1.37	1.33	1.46	1.42	1.61	1.37	1.40
Diluted earnings per share
- reported	1.22	1.21	1.12	1.33	1.50	1.51	1.20	1.26
- adjusted	0.79	1.35	1.32	1.45	1.40	1.60	1.36	1.38
Return on common shareholders’ equity	13.3%	13.4%	13.4%	18.0%	20.8%	21.0%	17.1%	18.2%
(billions of Canadian dollars)
Average earning assets	$416	$410	$359	$354	$341	$329	$336	$337
Net interest margin as a percentage of average earning assets	2.34%	2.36%	2.11%	2.01%	2.10%	2.15%	2.03%	1.97%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	27

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,600 automated banking machines and a network of 1,098 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse, TD Mutual Funds and TD Asset Management Inc. (TDAM). In Canada, discount brokerage, financial planning, private investment advice and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. U.S. Wealth Management also provides a wide range of financial advisory, private banking, trust and investment management services to U.S. clients. Through Wealth Management’s discount brokerage channels, it serves customers in Canada and the United Kingdom, and TD Ameritrade serves customers in the U.S. Discount Brokerage industry and has leadership in both price and service.

U.S. Personal and Commercial Banking comprises the Bank’s retail and commercial banking operations in the U.S. The Bank’s U.S. Personal and Commercial banking operations expanded upon completion of the acquisition of Commerce in March 2008. Operating under the brand TD Bank, Amercia’s Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of over 1,000 branches located in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida, telephone and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of business, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.
Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management business to the Wealth Management segment for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangibles expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 20. Segmented information also appears in Note 30 to the 2008 Consolidated Financial Statements.
Net interest income within the Wholesale Banking segment is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $513 million, compared with $664 million last year.
As noted in Note 4 to the 2008 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking segment in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in other income.
The “Business Outlook and Focus for 2009” section for each segment, provided on the following pages, is based on the Bank’s views and the actual “Economic Summary and Outlook” section and the outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section on page 17 and the ”Risk Factors That May Affect Future Results” section on page 64.

28	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	13	RESULTS BY SEGMENT
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income (loss)[3]	$5,790	$5,401	$347	$318	$2,144	$1,365	$1,318	$875	$(1,067)	$(1,035)	$8,532	$6,924
Other income	3,036	2,848	1,981	1,995	853	583	(68)	1,619	335	312	6,137	7,357
Total revenue	8,826	8,249	2,328	2,313	2,997	1,948	1,250	2,494	(732)	(723)	14,669	14,281
Provision for (reversal of) credit losses[3]	766	608	-	-	226	120	106	48	(35)	(131)	1,063	645
Non-interest expenses	4,522	4,256	1,615	1,551	1,791	1,221	1,199	1,261	375	686	9,502	8,975
Income before provision for income taxes	3,538	3,385	713	762	980	607	(55)	1,185	(1,072)	(1,278)	4,104	4,661
Provision for (benefit of) income taxes	1,114	1,132	233	261	258	196	(120)	361	(948)	(1,097)	537	853
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	91	-	-	43	4	43	95
Equity in net income of an associated company, net of income taxes	-	-	289	261	-	-	-	-	20	23	309	284
Net income - reported	2,424	2,253	769	762	722	320	65	824	(147)	(162)	3,833	3,997
Items of note affecting net income, net of income taxes:
Amortization of intangibles	-	-	-	-	-	-	-	-	404	353	404	353
Reversal of Enron litigation reserve	-	-	-	-	-	-	-	-	(323)	-	(323)	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	-	-	-	-	-	-	-	-	(118)	-	(118)	-
Gain relating to restructuring of Visa	-	-	-	-	-	-	-	-	-	(135)	-	(135)
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	-	39	-	-	-	4	-	43
Restructuring and integration charges relating to the Commerce acquisition	-	-	-	-	70	-	-	-	-	-	70	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	-	-	-	-	-	-	-	-	(107)	(30)	(107)	(30)
Other tax items	-	-	-	-	14	-	-	-	20	-	34	-
Provision for insurance claims	-	-	-	-	-	-	-	-	20	-	20	-
General allowance release	-	-	-	-	-	-	-	-	-	(39)	-	(39)
Items of note, net of income taxes	-	-	-	-	84	39	-	-	(104)	153	(20)	192
Net income - adjusted	$2,424	$2,253	$769	$762	$806	$359	$65	$824	$(251)	$(9)	$3,813	$4,189

(billions of Canadian dollars)
Average invested capital	$8.3	$8.3	$4.0	$3.8	$13.2	$7.9	$3.6	$2.8	$1.2	$1.6	$30.3	$24.4
Risk-weighted assets	$58	$68	$7	$5	$83	$31	$56	$44	$8	$5	$212	$153
1 Commencing May 1, 2007, the results of TD Bank USA, (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in the Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.
2 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.
3 The operating segment results are presented excluding the impact of asset securitization programs, which are reclassified in the Corporate segment.

1 On an adjusted basis and excluding the Corporate segment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	29

ECONOMIC SUMMARY AND OUTLOOK
The dominant theme of 2008 was the credit crunch and its economic fallout on the global economy. The U.S. economy officially fell into recession, amid falling home prices, significant job losses, weak consumer spending and poor business investment. Extreme problems in the financial system severely affected the economy. Several major financial institutions failed and the weak balance sheets of others led to a contraction in the availability of credit. Strong exports and stimulus from government tax refund cheques allowed economic growth to remain positive in the first half of the year, but these effects soon declined and real GDP contracted in the second half of the year. The credit freeze necessitated a massive government intervention, including trillions of dollars of liquidity provisions and capital injections.
The U.S. economic and financial weakness proved to be a severe blow to the global economy. Speculation that the world could decouple from the U.S. was proven unfounded. There was widespread evidence of slowing economic growth around the globe in 2008, with a number of major industrialized nations posting economic contractions in at least one, if not several, quarters.
Canada was not immune and the economy experienced a significant economic slowdown in 2008. The weakness reflected Canada’s heavy reliance on exports, which accounts for close to 40% of the economy - of which 76% are destined for America. The domestic Canadian economy also showed signs of cooling, with real estate activity retreating and consumer expenditure moderating. Commodity prices corrected as investors anticipated that world demand for raw materials would advance at a softer pace. Weak business confidence and expectations of poorer profits also led to slacker business investment. The Canadian financial system weathered the credit crunch better than its counterparts in the U.S. and in Europe. Nevertheless, exposure to investments backed by U.S. assets and a significantly higher cost of funds arising from the credit crunch adversely impacted profitability of the Canadian financial sector. As a result of all of these trends, the Canadian economy is on track to grow by less than 1% in 2008.
Looking ahead, the fallout from the credit crunch will not pass quickly and a global downturn appears likely. U.S. home prices should stabilize in 2009, but high inventories of unsold homes are expected to prevent a snapback. Credit conditions will remain tight as the world financial system goes through a protracted period of restructuring and deleveraging. There is a significant risk that the U.S. economy could contract in 2009.
The U.S. economic weakness and the global stresses from the recent financial turmoil suggest that the world economy will continue to decelerate, with global growth expected to drop below 3% in 2009 - which would constitute a global recession.
The Canadian economy will continue to face challenges on the export front and domestic demand growth is likely to prove modest. The Canadian housing market will struggle, with sales expected to fall by 18% in 2008 and almost 6% in 2009, while resale prices are on track to decline by 2% this year and are expected to fall 6% next year. From a regional perspective, a convergence in provincial growth rates is anticipated, but the direction of that convergence is disappointing, as Western Canada will moderate towards the more modest growth in Atlantic Canada, but still better than the negligible growth or economic contraction in Central Canada.
Despite these somber trends, it should be stressed that Canada is largely weathering a shock coming from abroad and is experiencing a moderation in the domestic economy after an extended period of strength. These are temporary, or cyclical events, which will eventually pass but they will take time. The Canadian financial system is fundamentally sound. The lending practices in Canada were more conservative and prudent than in the U.S. suggesting that the weakness in Canadian real estate will be nothing like the profound contraction in America. However, the profitability of Canadian financial institutions will be constrained by the rise in global financing costs, but interbank lending rates are expected to retreat over the next 12 months. Unemployment in Canada may rise in response to the near-term economic weakness, but unemployment rates will remain low by historical standards. Commodity prices have corrected, but this is after an unprecedented surge prior to 2008. Canadian governments will face tighter fiscal balances, but this is a mild challenge compared to the deep deficits abroad. The bottom line is that Canada still has strong fundamentals, but its economic performance will be subdued until the U.S. economy and the global economy regain some vitality in late 2009 or 2010.

30	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises Canadian Banking, as well as the Bank’s global insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.

$2,424

(millions of Canadian dollars)

NET INCOME

$2,500
2,000
1,500
1,000
500
0
06
07
08

51.2%

(percent)

EFFICIENCY RATIO

60%
50
40
30
20
10
0
06
07
08

Revenue

(millions of Canadian dollars)	2008	2007	2006
Personal deposits	**$2,463**	$2,353	$2,219
Consumer lending	**1,922**	1,714	1,459
Business banking	**1,798**	1,654	1,541
Real estate secured lending	**1,314**	1,260	1,109
Insurance, net of claims	**1,080**	1,013	911
Other[1]	**249**	255	213
Total	**$8,826**	$8,249	$7,452

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	31

BUSINESS HIGHLIGHTS
•	Achieved revenue growth of 7%, on broad-based volume growth and higher fee revenue.
•
Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of branch hours relative to the competition and continue to lead the industry in new branch openings.

•	Maintained #1 market share position in personal deposits and gained market share in Business Banking and Insurance.
•	Achieved external recognition once again as an industry leader in customer service excellence with distinctions that included the following:
- Rated #1 for “Customer Service Exellence” among Canada’s five major banks by an independent market research firm Synovate1 for the fourth year in a row.
- Ranked highest in overall customer satisfaction among the big-five Canadian banks for the third consecutive year by J.D. Power and Associates*.
- Call centres recognized with the Highest Banking Industry Customer Satisfaction Award by Service Quality Measurement Group (SQM)2.
- Named “Best Bank in Canada” in the Euromoney Awards for Excellence3 2008.

CHALLENGES IN 2008
•	Changing cost of funds that began in the fourth quarter of 2007, and a moderate slowdown in the housing market continued to impact margins on prime-based products.
•	Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts and term deposits.
•	Increased credit losses as a result of credit quality challenges and higher bankruptcies and delinquencies.

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking has remained consistent year over year:
•	Be known for a superior customer experience.
•	Be recognized as a great place to work.
•	Close the gap in under-represented businesses.
•	Sustain revenue growth in excess of expense growth.
•	Deliver top tier performance through consistent double-digit earnings growth.

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking reported record earnings in 2008. Net income of $2,424 million for the year increased by $171 million, or 8%, from the prior year. Return on invested capital increased from 27.1% last year to 29.3% in 2008.
   Revenue grew by $577 million, or 7%, over last year, mainly due to strong net interest income and fee growth. The main contributor to revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and inclusion of the U.S. businesses also contributed to revenue growth.
As compared with last year, real estate secured lending average volume (including securitizations) grew by $14.4 billion, or 10%, credit card lending volume grew by $1 billion, or 20%, and personal deposit volume grew $8 billion or 8%. Business deposits grew by $4 billion, or 9%, and originated gross insurance premiums grew by $202 million or 8%. Personal loans grew by $2 billion, or 10%, and business loans and acceptances grew by $3 billion or 13%.
Margin on average earning assets was 2.95%, compared to 3.05% last year. Margins were compressed by changing cost of funds that began last year, notably the margins on prime-based lending products and escalating competition for deposit accounts.
Provision for credit losses (PCL) increased by $158 million, or 26%, compared with last year. Personal PCL of $718 million was $136 million higher than last year, mainly due to volume growth and higher loss rates on credit cards. Commercial and small business PCL was $48 million for the year, up $22 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.38%, increasing 4 bps from last year.
Expenses increased by $266 million, or 6%, compared with last year. Higher employee compensation expense, investments in new branches and the inclusion of the U.S. businesses contributed to the increase in expenses. Average staffing levels increased by 1,591 full-time equivalent staff (FTEs) from last year, mainly as a result of increases in branch network, insurance and the inclusion of personnel in U.S. businesses. The efficiency ratio for the year improved slightly to 51.2% compared with 51.6% last year.

1 The Synovate Best Banking Awards for 2008 were based on survey responses from 35,000 banking customers for the year ended August 2008, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.
2 SQM Group awards excellence in customer and employee satisfaction for the call centre industry. Between October 1, 2007 and September 30, 2008, SQM telephone surveyed 200 to 400 customers within 1-3 days of their call to the call centre to understand their satisfaction with their service experience.
3 The Euromoney Awards for Excellence define banking excellence in global categories and across 110 individual countries. Awards are based on outstanding performance, quality service, innovation and momentum.

32	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	14	CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars)	2008	2007	2006
Net interest income[1]	$5,790	$5,401	$4,879
Other income	3,036	2,848	2,573
Provision for credit losses[1]	766	608	413
Non-interest expenses	4,522	4,256	4,086
Income before provision for income taxes	3,538	3,385	2,953
Provision for income taxes	1,114	1,132	987
Net income - reported	2,424	2,253	1,966
Item of note, net of income taxes	-	-	-
Net income - adjusted	$2,424	$2,253	$1,966

Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$156	$133	$128
Average deposits (billions of Canadian dollars)	$152	$141	$132
Return on invested capital	29.3%	27.1%	25.2%
Efficiency ratio	51.2%	51.6%	54.8%
Margin on average earning assets[1]	2.95%	3.05%	3.04%
1 Including securitized assets.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - Increased equity market volatility and economic uncertainty has led to record volume growth in chequing, savings, and term deposits. Despite an increasingly competitive personal deposit landscape, the Bank maintained its leadership position in market share.

•
Consumer Lending - Personal loan and credit card balances grew compared with 2007, resulting from strong consumer spending combined with the launch of a new suite of travel credit cards, including a card in the new Visa Infinite category, which provides improved value to customers.

•
Real Estate Secured Lending - The Canadian housing market remained stable in 2008 with slightly lower year-over-year housing starts and home prices. Year-over-year volume growth was on par with industry average. Customer retention remained very strong.

Business Banking
•
Commercial Banking - Continued investment in customer-facing resources and a credit environment resulted in very strong loan volumes growth, with year-over-year growth at the mid-double digits level. Strong commercial deposit growth continued as well, with year-over-year growth in the lower double digits exceeding 2007. Credit losses were flat to 2007, and continue to remain below expectations and historic levels.

•
Small Business Banking - The customer base continued to grow in 2008 however; growth declined from the strong growth experienced in 2007. Overall, year-over-year credit and deposit volume growth exceeded expectations. Strategic focus continued on the addition of small business advisors in retail branches.

•
Merchant Services Banking - Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. Client volumes continued to increase in 2008 supported by industry leading EMV/Chip capabilities including being the first acquirer in Canada to support VISA payWave contactless transactions. The customer base continued to grow in 2008 however, the growth declined from the strong growth experienced in 2007.

Insurance
TD Insurance aims to be the first choice of Canadians with personal protection insurance needs.
•
TD General Insurance aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 6.2% over 2007, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased from 71.1% in 2007 to 72.4% in 2008 on continued sound underwriting practices and higher claims frequency primarily due to unusual level of significant weather-related events causing losses.

•	TD Life Group is the leading provider of critical illness insurance in Canada with over 600,000 customers covered.

BUSINESS OUTLOOK AND FOCUS FOR 2009
Following four very strong years of growth, revenue growth is expected to slow in 2009 as volume growth slows in the real estate secured lending business and margins continue to be vulnerable to changing cost of funds and a competitive pricing environment. Revenue growth should benefit from the increased leadership position in branch hours and continued investment in our network. PCL rates as a function of loan volumes are expected to increase due to deteriorating conditions in the Canadian economy. Expense growth rate is expected to be lower relative to last year with the view to maintaining a positive operating leverage. Our priorities for 2009 are as follows:
•	Integrate the elements of the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Use our strengths to build out under-represented businesses.
•	Simplify activities to be an efficient revenue growth engine.
•	Invest in the future to deliver top tier earnings performance consistently.
•	Establish our TD Insurance brand and build infrastructure for future growth.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	33

BUSINESS SEGMENT ANALYSIS

Wealth Management

Wealth Management provides a wealth of experience through a wide array of investment products and services to a large and diverse retail and institutional global client base.

34	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

BUSINESS HIGHLIGHTS
•
Wealth Management assets under administration decreased by $12 billion, or 7%, primarily due to market declines which were partially offset by the inclusion of assets from U.S. Wealth Management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. Wealth Management businesses of $8 billion and other items such as the addition of net new client assets, partially offset by declines driven by capital markets volatility.

•
Wealth Management’s net income of $769 million was 1% ahead of 2007, primarily due to the increased contribution from the Bank’s share of TD Ameritrade earnings offset by lower earnings from Global Wealth Management.

•	TD Ameritrade contributed earnings of $289 million for the year, 11% higher than the previous year.
•
Revenues were up slightly versus 2007 driven by the inclusion of U.S. Wealth Management businesses and other items such as higher trade volumes and increased net interest income. This was partially offset by lower commissions in online brokerage, lower fees in the Mutual Funds business and lower new issues and transactional revenues in our Advice-based businesses.

•	The Advice-based business met its target of adding 130 net new client facing Advisors.
•	TD Mutual Funds increased its industry market share by 54 bps.
•
TD Asset Management (TDAM) is Canada’s second largest asset manager with leading market positions in active, quantitative and passive portfolio management, providing investment solutions to retail, high net worth and institutional clients.

CHALLENGES IN 2008
•	Volatility in global capital markets impacted asset and revenue growth throughout 2008.
•
The strategic decision to lower our prices in online brokerage negatively impacted commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, offset the price declines.

INDUSTRY PROFILE
The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2008 were:
•
The mutual fund industry has been hard hit as a result of market declines leading to the redemptions of long-term mutual funds as investors selected money market and GIC products. The large Canadian banks continue to compete actively in the mutual fund industry by leveraging their distribution networks.

•
In Canada, TD Waterhouse’s transaction volumes in its online brokerage operations achieved record levels following the strategic price reduction in late fiscal 2007 combined with increased trading by the active investor segment in these volatile markets.

•	Capital markets in Canada and the U.S. have been volatile and bearish as investor uncertainty remains with the credit crisis and recessionary market forces.

OVERALL BUSINESS STRATEGY
The strategy for Wealth Management has remained consistent for the last five years and is summarized as follows:
•	Develop an integrated asset-gathering, client-focused organization.
•	Deliver top-tier performance through consistent double-digit earnings growth over medium to long term.
•	Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
•	Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
•	Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
•	Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.
•	Grow asset-based revenue at TD Ameritrade.
•	Build the foundation of the U.S. Wealth Management businesses to sustain future growth.

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management’s net income for 2008 was $769 million, compared with $762 million in 2007, an increase of 1% which primarily came from the higher contribution from TD Ameritrade as the other Wealth Management businesses were negatively impacted by market volatility. The return on invested capital for the year was 19.4%, compared with 20.0% in 2007.
Revenues of $2,328 million were $15 million, or 1%, higher than 2007 primarily due to the inclusion of U.S. Wealth Management businesses, higher trading volumes in online brokerage due to higher frequency of trading by active investors in these volatile markets encouraged by strategic pricing changes introduced last year and growth in client cash deposits. These increases were offset by lower commissions in online brokerage due to the strategic price reductions introduced last year, lower fees in the Mutual Funds business and lower new issues and transactional revenues in our Advice-based businesses.
Non-interest expenses were $1,615 million in 2008, an increase of $64 million or 4% from 2007. The increase in expenses was primarily due to the inclusion of U.S. Wealth Management businesses and other items such as the new mutual fund administration fee and the continued investment in growing the sales force in our Advice-based businesses. The efficiency ratio worsened by approximately 230 bps to 69.4% over the last year primarily due to the addition of U.S. Wealth Management businesses.
TD Ameritrade’s contribution to Total Wealth Management earnings was $289 million, compared with $261 million in 2007. TD Ameritrade delivered record net income as it generated 515,000 net new accounts, representing an increase of 8% over 2007 and resulting in a 17% increase in revenue with asset-based revenue increasing by 12%. While TD Ameritrade’s underlying earnings increased by 24%, our equity share of those earnings increased by 11% due to strengthening of the Canadian dollar and a change in transfer pricing.
Assets under administration decreased by $12 billion, or 7%, primarily driven by market volatility partially offset by the inclusion of assets from U.S. Wealth Management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. Wealth Management businesses of $8 billion, the addition of net new client assets and increased mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	35

TABLE	15	TOTAL WEALTH MANAGEMENT
(millions of Canadian dollars)	2008	2007	2006
Net interest income	$347	$318	$377
Other income	1,981	1,995	1,883
Non-interest expenses	1,615	1,551	1,575
Income before provision for income taxes	713	762	685
Provision for income taxes	233	261	242
Global Wealth net income	480	501	443
Equity in net income of associated company, net of income taxes	289	261	147
Net income - reported	769	762	590
Items of note, net of income taxes	-	-	-
Net income - adjusted	$769	$762	$590

Selected volumes and ratio
Assets under administration (billions of Canadian dollars)	$173	$185	$161
Assets under management (billions of Canadian dollars)	$170	$160	$151
Return on invested capital	19.4%	20.0%	19.5%
Efficiency ratio	69.4%	67.1%	69.7%

TD AMERITRADE HOLDING CORPORATION
The Bank’s beneficial ownership of TD Ameritrade was 40.1% as at October 31, 2008. See Note 31 to the 2008 Consolidated Financial Statements for more information on the Bank’s investment in TD Ameritrade. The condensed financial statements of TD Ameritrade Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

TABLE	16	CONDENSED CONSOLIDATED BALANCE SHEETS
(millions of U.S. dollars)	As at September 30
	2008	2007
Assets
Receivables from brokers, dealers and clearing organizations	$4,177	$6,750
Receivables from clients, net of allowance for doubtful accounts	6,934	7,728
Other assets	4,841	3,614
Total assets	$15,952	$18,092
Liabilities
Payable to brokers, dealers and clearing organizations	$5,755	$8,387
Payable to clients	5,071	5,314
Other liabilities	2,201	2,236
Total liabilities	13,027	15,937
Stockholders’ equity	2,925	2,155
Total liabilities and stockholders’ equity	$15,952	$18,092

TABLE	17	CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of U.S. dollars, except per share amounts)	For the years ended
	Sept. 30, 2008	Sept. 30, 2007
Revenues
Net interest revenue	$550	$558
Fee-based and other revenue	1,987	1,619
Total revenue	2,537	2,177
Expenses
Employee compensation and benefits	503	430
Other	772	718
Total expenses	1,275	1,148
Other income	1	6
Pre-tax income	1,263	1,035
Provision for income taxes	459	389
Net income[1]	$804	$646
Earnings per share - basic	$1.35	$1.08
Earning per share - diluted	$1.33	$1.06
1 The bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

36	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

KEY PRODUCT GROUPS
TD Waterhouse Discount Brokerage
•	A premium self-directed channel, leading with superior service and tiered pricing model and fulfilling with an open product continuum, serving customers in Canada and the United Kingdom.
•
With the increased market volatility and our strategic price reduction, online brokerage has seen record trade volumes and increased client cash, as active investors engaged in higher trading activity. We continue to maintain our leadership position in market share.

TD Asset Management
•
TD Mutual Funds is the second largest bank-owned mutual fund complex in Canada, based on market share of assets. TD Mutual Funds increased its industry market share by 54 bps while remaining in the fourth position in industry ranking for the third year in a row.

•	TD Mutual Funds had $48 billion in assets under management at October 31, 2008, a decrease of 14% over 2007 due to market declines.
•
TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors.

Advice-based Businesses
•
TD Waterhouse Private Client Group includes Private Banking, Private Trust and Private Investment Counsel. TD Waterhouse Private Client Group maintained leadership position in Private Investment Counsel and number two position in Private Trust business. We continue to grow our award winning Private Banking business.

•
TD Waterhouse Private Investment Advice provides full-service brokerage services to its retail customers throughout Canada. Although the asset levels were impacted due to market volatility, we continue to grow our Advisor network by hiring new and experienced investment advisors and increasing our service capabilities.

•
TD Waterhouse Financial Planning continues to grow its client-facing Advisors with a 10% increase in the number of Financial Planners. While there was a 6% decrease in assets under administration in 2008 compared with the prior year due to market declines, the business accomplished continued revenue growth.

•
U.S. Wealth Management is composed of two businesses: Financial Advisory and Private Client Services. Financial Advisory provides investment and wealth planning solutions to the mass affluent. Private Client Services (Private Banking, Private Trust, and Private Investment Counsel) provides comprehensive solutions to the needs of individuals and families throughout the U.S.

TD Ameritrade
•	TD Ameritrade continues to focus on aggressively growing client assets and asset-based revenue, taking advantage of the growth in the mass affluent long-term investor market.
•
Information on TD Ameritrade’s products and services is available in TD Ameritrade’s SEC filings on EDGAR at http://www.sec.gov/edgar.shtml. See Tables 16 and 17 for TD Ameritrade’s condensed consolidated balance sheet and statement of income.

BUSINESS OUTLOOK AND FOCUS FOR 2009
Current challenging market conditions for the next few quarters may continue to negatively impact growth in assets under management and assets under administration with a corresponding impact to fee-based revenues and net interest income. Longer term prospects for Wealth Management continue to be positive. Investment in client-facing Advisors, products and technology continues in order to position the business for future growth. Our priorities for 2009 are:
•	Grow our leading Online Brokerage and Mutual Funds businesses.
•	Build-out Advice-based businesses by increasing number of client-facing Advisors, assets and products.
•	Deliver a superior client experience
•	Build the foundation of the U.S. Wealth Management businesses to sustain future growth.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	37

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to individuals, businesses and state/local governments.

$722

(millions of Canadian dollars)

NET INCOME

$800
600
400
200
0
06
07
08

59.8%

(percent)

EFFICIENCY RATIO

80%
60
40
20
0
06
07
08

Assets[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	2008	2007	2006	2008	2007	2006
Consumer loans	**$16,861**	$ 9,685	$11,511	**$15,844**	$ 9,736	$10,299
Business and government loans	**35,154**	16,739	17,186	**33,033**	16,827	15,376
Investment securities	**28,366**	4,438	5,070	**26,655**	4,461	4,536
Other assets	**8,231**	3,139	3,303	**7,734**	3,155	2,955
Total	**$88,612**	$34,001	$37,070	**$83,266**	$34,179	$33,166

[1] Excluding all goodwill and other intangibles.

38	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

BUSINESS HIGHLIGHTS
•	Closed the acquisition of Commerce on March 31, 2008.
•	Introduced common brand as TD Bank, America’s Most Convenient Bank.
•	Ranked highest in customer satisfaction with Retail Banking in the Mid-Atlantic Region by J.D. Power and Associates* for the third year in a row.
•	Built on our reputation as America’s Most Convenient Bank, by extending hours at over 200 branches.
•	Integration project teams and plans are in place for the 2009 integration of the legacy TD Banknorth and Commerce application systems.
•	Continued our focus on organic revenue growth and controlling costs.
•	Grew loans by approximately US$4 billion since the acquisition of Commerce.
•	Grew deposits by approximately US$500 million since the acquisition of Commerce.
•	29 new branches added in 2008 and announced the closure and consolidation of 75 former TD Banknorth branches that were a short distance from legacy Commerce branches.

CHALLENGES IN 2008
•	Effects of economic slowdown.
•	Continued intense competition for deposits and related effects on margin.
•	Loan write-offs and impaired loans continued to increase from historically low levels in recent years.
•	Asset quality statistics have deteriorated from historically low levels, resulting in higher provisions for credit losses, but significantly outperformed U.S. banking industry as a whole.

INDUSTRY PROFILE
The personal and business banking environment in the U.S. is very competitive in all areas of the business, and many banks in the U.S. are currently facing significant challenges related to subprime lending and liquidity. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. Industry consolidation has accelerated recently due to the takeover of several weak institutions by large banks. Keys to profitability are attracting and retaining customer relationships over the long term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY
The strategy for U.S. Personal and Commercial Banking is:
•	Deliver superior customer service across all channels.
•	Increase market recognition of the TD Bank brand.
•	Continue to be recognized as the leader in convenience banking in the markets we serve under our new brand TD Bank, America’s Most Convenient Bank.
•	Focus on organic banking growth (including building new branches), particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
•	Maintain strong asset quality and expense discipline.
•	Continue the acquisition strategy throughout the existing footprint and other niche areas of the U.S. where it meets our risk requirements and can be arranged in a shareholder-friendly way.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking reported net income and adjusted net income of $722 million and $806 million, respectively, for the current year compared with $320 million and $359 million, respectively, in the prior year. Adjusted net income for the current year excluded a $70 million after-tax charge related to restructuring and integration charges and $14 million related to other tax items. Adjusted net income in the prior year excluded a $39 million after-tax charge, being the Bank’s share of TD Banknorth’s restructuring, privatization and merger-related charges. The $447 million increase in adjusted net income related primarily to the contribution of Commerce since April 2008 and an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 72% in 2007 to 100% in 2008). In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The return on invested capital increased from 4.6% in 2007 to 6.1% in the current year.
Revenue grew by $1.0 billion, or 54%, over last year, primarily due to the acquisition of Commerce, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets declined by 9 bps from the prior year to 3.84% in 2008, compared with 3.93% in 2007.
Provision for credit losses increased by $106 million, or 88%, compared with last year. Higher provisions related largely to increased loan balances resulting from the Commerce acquisition, as well as increased charge-off levels. Impaired loans and loan write-offs increased during the year and since the acquisition of Commerce, due largely to weakness in the U.S. economy.
Expenses increased by $570 million, or 47%, over 2007, due primarily to the added expenses of Commerce. The efficiency ratio for the year was 59.8%, compared with 62.7% in 2007. The improved efficiency ratio was primarily due to cost saving initiatives and expense control discipline. The FTE staffing level was 19,773 at the end of 2008 compared with 8,032 at the end of 2007 with the increase due to the approximately 12,000 employees of Commerce.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	39

TABLE	18	U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars)	Canadian dollars			U.S. dollars
	2008[1]	2007	2006	2008[1]	2007	2006
Net interest income	$2,144	$1,365	$1,290	$2,111	$1,230	$1,132
Other income	853	583	490	841	525	430
Provision for credit losses	226	120	40	222	108	35
Non-interest expenses	1,791	1,221	1,087	1,763	1,100	954
Income before provision for income taxes	980	607	653	967	547	573
Provision for income taxes	258	196	222	255	177	195
Non-controlling interests in subsidiaries	-	91	195	-	82	171
Net income - reported	722	320	236	712	288	207
Items of note, net of income taxes[2]	84	39	19	83	35	17
Net income - adjusted	$806	$359	$255	$795	$323	$224
Selected volumes and ratio
Average loans and acceptances (billions of dollars)	$38	$29	$27	$37	$26	$24
Average deposits[3] (billions of dollars)	$52	$31	$30	$51	$28	$26
Return on invested capital	6.1%	4.6%	4.6%
Efficiency ratio - reported	59.8%	62.7%	61.1%
Efficiency ratio - adjusted	56.5%	58.7%	59.3%
Margin on average earning assets[3]	3.84%	3.93%	3.97%
1 The Wealth Management and Insurance Agency businesses in the U.S. were transferred to other segments effective April 1, 2008, prior period results were not restated.
2 Items of note, net of income taxes, include the following: 2008 - $84 million related to integration and restructuring charges and other tax items; 2007 -$39 million related to restructuring, privatization and merger-related charges; 2006 - $19 million related to Balance Sheet restructuring charge.
3 Average deposits and margin on average earning assets exclude the impact related to the money market deposit account (MMDA) agreement with TD Ameritrade. The MMDA is described in Note 32 to the 2008 Consolidated Financial Statements.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - We continued to build our reputation as America’s Most Convenient Bank by opening 29 new branches and expanding hours at over 200 existing branches. Our chequing, savings and term deposit products continued to fare well in a difficult economic environment.

•
Consumer Lending - Our principal product offerings of Home Equity loans/lines of credit and auto loans offered through a network of auto dealers, continued to grow organically. Loan loss rates have increased over the prior year, but we remain at the lower end of loss rates in the industry.

•
Residential Real Estate Secured Lending - We saw an opportunity in the current environment to expand this business, early indicators are positive and we expect the portfolio to grow steadily in 2009 and beyond.

•
Business Banking (formerly Small Business) & Merchant Services - With a total of $1.7 billion of loans and $6.9 billion of deposits our Small Business Banking Group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 13,000 business locations in our footprint.

Commercial Banking
•
Commercial Banking - Loan volumes were strong throughout the year and new loan spreads have been improving of late. Commercial loan balances increased approximately $4 billion since the acquisition of Commerce. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry as a whole.

BUSINESS OUTLOOK AND FOCUS FOR 2009
We expect to build on our strength of industry-leading convenience banking, providing superior customer service and fast, local decision making. There will be significant focus on the customer and operational conversions planned to be completed by the latter half of calendar 2009 where legacy TD Banknorth and legacy Commerce banking applications will be merged; we are focused on maintaining and enhancing the customer experience throughout this conversion effort to maximize customer retention. Although the financial markets are currently experiencing significant turmoil, we expect to be a positive outlier and capture market share from competitors with weaker balance sheets. Revenue growth in 2009 should be driven by strong loan growth, tempered by deposit competition. We expect to open over 25 new branches in 2009. Credit loss provisions are expected to remain at historically high levels. Fee income should continue to grow strongly and operating expenses will be managed closely. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. A stronger U.S. dollar is expected to boost Canadian dollar results. Our priorities for 2009 are:
•	Continue momentum in organic growth of Commercial Loans and Core Deposits, while keeping strong credit quality and competitive pricing to maintain customer relationships.
•	Execute the integration plan for the operational merger of the legacy TD Banknorth and Commerce organizations.
•	Continue to deliver convenient banking solutions and service that is above and beyond customer expectations.
•	Manage expenses to support positive operating leverage.
•	Leverage our recently installed internal sales referral system to provide state-of-the-art support for our cross-selling efforts.

40	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key global financial centres.

$1,250
(millions of Canadian dollars)
TOTAL REVENUE

$2,500
2,000
1,500
1,000
500
0
06
07
08

$65
(millions of Canadian dollars)
NET INCOME

$1000
800
600
400
200
0
06
07
08

$56
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS

$60
50
40
30
20
10
0
06
07
08

Revenue

(millions of Canadian dollars)	2008	2007	2006
Corporate banking	$ 370	$ 337	$ 287
Investment banking and capital markets	553	1,793	1,617
Equity investments	327	364	367
Total	**$1,250**	$2,494	$2,271

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	41

BUSINESS HIGHLIGHTS
•	Top 3 dealer in Canada (for the nine-month period ended September 30, 2008):
- #1 in equity block trading
- #2 in fixed-income trading
- #2 in fixed-income underwriting
- #3 in equity underwriting (full credit to bookrunner)
•	Strong foreign exchange and interest rate revenues driven by higher client activity and trading revenue.
•	Continued to maintain a strong credit risk profile.

CHALLENGES IN 2008
•	Reported earnings down 92% from last year.
•	Return on invested capital of 2%, compared with 30% in previous year.
•	Significant deterioration in both the global economy and financial markets contributed to a challenging operating environment for most businesses.
•	Severe declines in market liquidity contributed to significant credit trading losses.
•	Continuing intense competition in the Canadian Wholesale Banking market.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, international expertise is required to service the Canadian-based international corporate client base. There are good growth opportunities for a wholesale bank that offers innovative client solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY
•	Solidify position as a top 3 dealer in Canada:
- Protect the #1/#2 market share rankings in equity block and fixed-income trading.
- Increase share of equity and debt underwriting, and merger and acquisitions industry revenue.
- Prudently extend credit to support top 3 initiatives and continue to actively manage credit risk through credit default swaps protection with credit default swaps (CDS).
- Continue to support domestic franchise with our presence in the U.S., Europe and Asia.
•	Close alignment of trading strategies with franchise business.
•	Reposition credit trading business to focus on North American credit trading.
•	Continue to invest in risk and control functions.
•	Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE
Reported net income was $65 million in 2008, a decrease of $759 million from $824 million in the previous year. Results this year were significantly impacted by a challenging operating environment characterized by severe decline in global liquidity and reduced market activity as the weakness in global financial markets continued to broaden and intensify. Substantial credit trading losses incurred were mainly attributable to a significant decline in market liquidity as well as weaker and more volatile credit markets. The return on invested capital for 2008 was 2%, compared with 30% in the previous year.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for the year was $1,250 million, compared with $2,494 million in the previous year. Capital markets revenue suffered from a sharp deterioration in market conditions, especially in the fourth quarter stemming from a broad based decline in global financial markets. Revenue was lower than last year primarily due to substantial credit trading losses. The losses were mainly attributable to weaker proprietary trading revenue, largely related to significant volatility in credit markets and a dramatic decline in global market liquidity. The decline in liquidity led to mark-to-market trading losses due to significant widening in the pricing relationship between assets and CDS as well as lower valuations on financial products due to a widening in the bid/ask spread. As a result of this continuing deterioration, Wholesale Banking has repositioned its credit trading business to focus on North America. In addition, effective August 1, 2008, Wholesale Banking reclassified certain debt securities into the available-for-sale category. The debt securities in the available-for-sale category will be managed with the goal of recapturing value over time as the markets stabilize. In addition, the decline in liquidity led to lower mark-to-market values on loan commitments. Equity trading revenue declined primarily due to a significant decline in global equity prices as well as lower non-taxable transaction revenue compared to last year. Advisory and underwriting revenues were down, reflecting lower levels of market activity which was impacted by weaker financial valuations, higher funding costs, and a decline in investor demand for new issues. These decreases were offset by higher foreign exchange and interest rate trading, due primarily to volatility in the currency and interest rate markets which led to an increase in client activity and additional trading opportunities. Revenue from the equity investment portfolio decreased as gains in our private equity portfolio were largely offset by write downs in our public equity portfolio due to a significant decline in North American equity markets. Corporate banking revenue increased due primarily to an increase in lending volume. In addition, Wholesale Banking results benefited from favourable tax items.
Provisions for credit losses were $106 million in 2008, an increase of $58 million from $48 million in 2007. Provisions for credit losses in the Wholesale Banking segment include specific allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. In 2008, the increase in provision for credit losses related largely to two exposures in the private equity portfolio. The accrual cost of credit protection in Wholesale Banking in 2008 was $47 million, a decrease of $1 million compared with 2007. Wholesale Banking continues to actively manage credit risk and held $2.3 billion in credit protection against the lending portfolio, a decline of $0.3 billion from last year.
Expenses were $1,199 million, compared with $1,261 million in the previous year. The decrease related primarily to lower variable compensation on weaker financial results.
Risk-weighted assets of Wholesale Banking increased by $12 billion to $56 billion this year, primarily related to an increase in market risk driven by an increase in market volatility, and higher corporate lending exposures.

42	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	19	WHOLESALE BANKING
(millions of Canadian dollars)	2008	2007	2006
Net interest income	$1,318	$875	$479
Other income	(68)	1,619	1,792
Provision for credit losses	106	48	68
Restructuring costs	-	-	50
Non-interest expenses	1,199	1,261	1,262
Income before provision for income taxes	(55)	1,185	891
Provision for income taxes	(120)	361	262
Net income - reported	65	824	629
Items of note, net of income taxes[1]	-	-	35
Net income - adjusted	$65	$824	$664

Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	$56	$44	$34
Return on invested capital	1.8%	30.1%	27.9%
Efficiency ratio - reported	95.9%	51.0%	57.8%
Efficiency ratio - adjusted	95.9%	51.0%	55.6%
1 Items of note, net of income taxes include the following: 2006 - $35 million related to restructuring charge.

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation and execution services, decreased 69% from $1,793 million in 2007 to $553 million in 2008. The decrease was due primarily to weaker credit trading revenue. Equity trading, and advisory and underwriting revenues were also lower. These revenue declines were partially offset by strong foreign exchange and interest rate trading.

Equity Investments
•
The equity investment portfolio, composed of public and private equity investments, reported lower results in 2008 as revenue decreased from $364 million in 2007 to $327 million. The decrease was due to lower security gains.

Corporate Banking
•
Corporate banking revenue, which includes corporate lending, trade finance and cash management services, increased 10% from $337 million in 2007 to $370 million in 2008. This increase was largely due to higher lending volumes.

BUSINESS OUTLOOK AND FOCUS FOR 2009
Overall, we expect the operating environment for Wholesale Banking to remain challenging in 2009. The slowdown in global financial markets and reduced market liquidity, which impacted the Wholesale Banking business in 2008, is expected to continue into 2009. A sustained downturn in the operating environment may further impact Wholesale Banking revenues and may also increase the potential for higher provisions for credit losses. Key priorities for 2009:
•	Solidify position as a top 3 dealer franchise in Canada.
•	Seek proprietary trading opportunities in scalable and liquid markets which are aligned with franchise business.
•	Position business to achieve a rate of return on invested capital of 15% to 20% over the medium term.
•	Continue to invest in risk and control functions.
•	Enhance the efficiency ratio through improved cost control.
•	Reposition credit trading business to focus on North American credit trading.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	43

BUSINESS SEGMENT ANALYSIS

Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent adjustments, corporate level tax benefits and residual unallocated revenue and expenses.

Corporate segment reported a net loss of $147 million in 2008, compared with a reported net loss of $162 million in 2007. On an adjusted basis, the net loss was $251 million for the year, compared with a net loss of $9 million last year. The year-over-year change in the adjusted net loss was primarily driven by higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity and increased costs related to corporate financing activity.
The difference between reported and adjusted net loss for the Corporate segment was impacted by items of note, as outlined below. These items are described more fully on page 29.

TABLE	20	CORPORATE
(millions of Canadian dollars)	2008	2007	2006
Net (loss) income - reported	$(147)	$(162)	$1,182
Items of note affecting net income, net of income taxes:
Amortization of intangibles	404	353	316
Reversal of Enron litigation reserve	(323)	-	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(118)	-	-
Gain relating to restructuring of Visa	-	(135)	-
Dilution gain on Ameritrade transaction, net of costs	-	-	(1,665)
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	72
TD Banknorth restructuring, privatization and merger-related charges	-	4	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(107)	(30)	(7)
Other tax items - restatement of future tax assets	20	-	24
Initial set up of specific allowance for credit card and overdraft loans	-	-	18
General allowance release	-	(39)	(39)
Provision for insurance claims	20	-	-
Total items of note	(104)	153	(1,281)
Net loss - adjusted	$(251)	$(9)	$(99)

Decomposition of material Items included in net (loss) - adjusted
Interest on income tax refunds	$23	$11	$18
Securitization gain (loss)	(28)	5	(4)
Unallocated Corporate expenses	(268)	(189)	(234)
Other	22	164	121
Net loss - adjusted	$(251)	$(9)	$(99)

CORPORATE MANAGEMENT
The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, technology solutions (information technology), finance, treasury and balance sheet management, human resources, legal, marketing, office of the ombudsman, corporate real estate, risk management, security, strategic sourcing, implementation management and corporate development.
Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders - customers, shareholders, employees, regulators, governments and the community at large - are constantly changing and ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders’ confidence in the Bank.
Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management’s mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank’s key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management strives to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

44	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

2007 FINANCIAL RESULTS OVERVIEW

Summary of 2007 Performance

2007 SIGNIFICANT EVENTS
TD Banknorth going-private transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.

Acquisition of Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank’s Consolidated Balance Sheet at the date of acquisition.

Restructuring of Visa Inc.
As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. The Bank recorded an estimated gain of $163 million in Other Income - Other, based on results of an independent valuation of shares.

TABLE	21	REVIEW OF 2007 FINANCIAL PERFORMANCE
(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income (loss)	$5,401	$318	$1,365	$875	$(1,035)	$6,924
Other income	2,848	1,995	583	1,619	312	7,357
Total revenue	8,249	2,313	1,948	2,494	(723)	14,281
Provision for (reversal of) credit losses	608	-	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before provision for income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (benefit of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests in subsidiaries, net of income taxes	-	-	91	-	4	95
Equity in net income of associated company, net of income taxes	-	261	-	-	23	284
Net income (loss) - reported	2,253	762	320	824	(162)	3,997
Items of note, net of income taxes	-	-	39	-	153	192
Net income (loss) - adjusted	$2,253	$762	$359	$824	$(9)	$4,189

Net interest income was $6,924 million in 2007, a year-over-year increase of $553 million or 9%. Canadian Personal and Commercial Banking net interest income increased $522 million, largely on higher product volumes. U.S. Personal and Commercial Banking segment also increased due mainly to the full year impact of the Hudson and Interchange acquisitions. The increase in Wholesale Banking was due largely to higher trading-related net interest income.

Other income was $7,357 million, an increase of $536 million, or 8%, from 2006. Canadian Personal and Commercial Banking other income increased $275 million, or 11%, from the prior year, primarily attributable to higher service and credit fees, insurance revenue and non-trading foreign exchange revenue. Wealth Management other income increased due to higher assets under administration, an increase in trades per day and higher mutual fund assets under management. U.S. Personal and Commercial Banking other income increased by 19%, largely due to the full year impact of the Hudson and Interchange acquisitions and fee initiatives. Wholesale Banking other income declined from 2006 as higher syndication revenue, merger and acquisition fees, and equity and debt underwriting were more than offset by a decline in trading income. Other income also increased due to a gain of $163 million related to the restructuring of Visa and a net security loss of $52 million in 2006 related to the balance sheet restructuring of the U.S. Personal and Commercial Banking segment.

Non-interest expenses for 2007 were $8,975 million, compared with $8,815 million in 2006, up $160 million. The increase in expenses was driven by growth in most business segments. Canadian Personal and Commercial Banking segment expenses increased by $170 million, largely due to higher personnel and benefit costs, primarily due to branch openings and higher employee compensation costs. U.S. Personal and Commercial Banking expenses increased by 12%, primarily due to the full year impact of Hudson and the Interchange acquisition in 2007. Wealth Management expenses declined by $24 million, largely due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade. The decrease in expenses in the Wholesale Banking business was mainly due to lower expenses related to the exit of certain structured product businesses.

Income tax expense, on a reported basis, was down $21 million, or 2%, from 2006. Current income tax expense, on an adjusted basis, was down $107 million, or 10%, from 2006. The Bank’s effective income tax rate, on a reported basis, was 18.3% for 2007, compared with 15.8% in 2006. The increase was largely due to the net dilution gain on Ameritrade transaction in 2006, which had limited associated tax expense. Partially offsetting this item was a higher impact on the tax rate from non-taxable income received and international operations as compared with 2006. On an adjusted basis, the effective income tax rate was 20.1% for 2007, compared with 24.4% in 2006.

BALANCE SHEET
Total assets were $422 billion as at October 31, 2007, $29 billion, or 7%, higher than October 31, 2006 largely due to a $15 billion increase in loans (net of allowance for credit losses). Securities decreased $1.4 billion influenced by market movements, trading strategies and the impact of the strengthening Canadian dollar during the year. Securities purchased under resale agreements declined $3.3 billion, down 11% from 2006, reflecting reduced balances in Wholesale Banking. Other assets were up $13 billion, primarily attributable to a $10 billion increase in the market value of trading derivatives in Wholesale Banking. Total average interest-earning assets were $336 billion, compared with $315 billion in 2006. Total liabilities increased $27 billion driven by a $15 billion or 6%, increase in deposits, a $12 billion increase in other liabilities, and an increase in subordinated notes and debentures of $3 billion. In addition, at October 31, 2007, total shareholders’ equity increased $1.8 billion to $21 billion, up 9% from 2006.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	45

2007 FINANCIAL RESULTS OVERVIEW

2007 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported record earnings in 2007. Net income of $2,253 million in 2007 increased by $287 million, or 15%, from 2006. Return on invested capital increased from 25.2% in 2006 to 27.1% in 2007 as earnings growth exceeded the approximate 7% growth in average invested capital.
   Revenue grew by $797 million, or 11%, from 2006, mainly due to account growth and fee initiatives, along with higher insurance revenue and net interest income. The main contributor to organic revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth.
   As compared with 2006, real estate secured lending average volume (including securitizations) grew by $13 billion, or 11%, credit card lending volume grew by $1 billion, or 21%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $3 billion, or 9%, and originated gross insurance premiums grew by $169 million or 7%. Personal loans grew by $1 billion, or 6%, and business loans and acceptances grew by $2 billion or 9%.
Margin on average earning assets was 3.05%, compared to 3.04% in 2006. Margins were moderated somewhat by the volatility in the credit markets that began in August 2007, notably the margins on prime-based lending products and escalating competition for deposit accounts.
Provision for credit losses (PCL) increased by $195 million, or 47%, compared with 2006. Personal PCL of $582 million was $190 million higher than 2006, mainly due to robust credit card volume growth, higher loss rates on credit cards and the full-year effect of the Bank’s acquisition of VFC Inc. (VFC) in 2005. Commercial and small business PCL was $26 million in 2007, up $5 million from 2006, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.34%, increasing 9 bps from 2006.
Expenses increased by $170 million, or 4%, compared with 2006. Higher employee compensation expense, investments in new branches, preparation for longer branch hours starting November 1, 2007 and the full-year impact of VFC contributed to the increase in expenses. Average staffing levels increased by 974 full-time equivalent staff (FTEs) from 2006, mainly as a result of the new branch openings and an expanded sales force. The efficiency ratio for 2007 was 51.6%, a 320 bps improvement over 2006.

Wealth Management net income for 2007 was $762 million, compared with $590 million in 2006, an increase of 29%, which came from the higher contribution of TD Ameritrade and growth across the Wealth Management businesses. The return on invested capital for the year was 20.0%, compared with 19.5% in 2006.
Revenue increased by $53 million from 2006 to $2,313 million, mainly due to the stronger results in the Canadian Wealth businesses, partially offset by the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. Revenue in the Canadian Wealth businesses grew by $304 million or 15% driven by higher transaction volumes in discount brokerage, higher net interest and fee-based income, strong mutual fund sales and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted in 2007 by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue was also positively impacted by a new fixed administration fee in TD Asset Management for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses in 2007.
Non-interest expenses were $1,551 million in 2007, a decrease of $24 million from 2006, primarily due to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher volume-related payments to sellers of the Bank’s mutual funds, higher sales force compensation in Advice-based businesses and TDAM absorbing operating expenses. The efficiency ratio improved by approximately 260 bps to 67% over 2006.
TD Ameritrade’s contribution to Wealth Management’s earnings was $261 million, compared with $180 million in 2006 composed of the combined earnings of the Bank’s investment in TD Ameritrade for eight months and TD Waterhouse U.S.A.’s net income for three months. For its fiscal year ended September 30, 2007, TD Ameritrade delivered record net income of US$646 million as it generated 554,000 new accounts, representing an increase of 30% over 2006 and resulting in a 21% increase in revenue with asset-based revenue increasing by 30%. TD Ameritrade also successfully completed the conversion of TD Waterhouse U.S.A. clients to one clearing platform, thereby enabling the realization of the synergies and related expense savings of the combined entities.
Assets under management of $160 billion at October 31, 2007 increased $9 billion, or 6%, from October 31, 2006 due to market appreciation and the addition of net new client assets. The impact of market growth on assets under management was approximately 4%. Assets under administration totaled $185 billion at the end of the year, increasing $24 billion, or 15%, from October 31, 2006, mainly due to the addition of new assets in all businesses combined with market appreciation.

U.S. Personal and Commercial Banking’s reported net income and adjusted net income was $320 million and $359 million, respectively, for 2007 compared with $236 million and $255 million, respectively, in 2006. Adjusted net income in 2007 excluded a $39 million after-tax charge, being the Bank’s share of TD Banknorth’s restructuring, privatization and merger-related charges. Adjusted net income in 2006 excluded the Bank’s $19 million share of a $52 million loss before tax ($34 million after tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring. The $104 million increase in adjusted net income related primarily to an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 56% in 2006 to 72% in 2007), as well as the full year effect of TD Banknorth’s acquisition of Hudson in January 2006, and acquisition of Interchange in January 2007. In addition, in 2007 the segment included the banking operations of TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results were not restated to include the results from TD Bank USA as they were not significant. The annualized return on invested capital was 4.6%.
Revenue was $1,948 million, an increase of $168 million, or 9%, from 2006. The increase was due primarily to acquisitions of Interchange and Hudson, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets decreased from 3.97% in 2006 to 3.93% in 2007, due primarily to competition for loans and deposits, a flat-yield curve and low-cost deposits comprising a smaller share of total deposits.
PCL was $120 million in 2007 compared with $40 million in 2006. Although asset quality remains solid, impaired loans and loan write-offs increased during 2007, due largely to a weakening in the U.S. residential real estate markets.
Expenses were $1,221 million, an increase of $134 million over 2006, due primarily to the added expenses of running the two acquired banks and $78 million of restructuring, privatization, and merger-related charges. The efficiency ratio for 2007 was 62.7%, compared with 61.1% in 2006. The worsened efficiency ratio was primarily due to margin compression and higher restructuring, privatization and merger-related costs. The FTE staffing level was 7,985 at the end of 2007 compared with 8,835 at the end of 2006. Efficiency initiatives enabled us to reduce FTE while maintaining service levels.

46	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

Wholesale Banking reported net income was $824 million in 2007, an increase of $195 million from $629 million in 2006. Adjusted net income was $824 million in 2007, an increase of $160 million from $664 million in 2006. The return on invested capital for 2007 was 30%, compared with 28% in the previous year. Adjusted net income in 2006 excluded a $50 million restructuring charge. There were no items of note (adjustments) in 2007.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for 2007 was $2,494 million, compared with $2,271 million in 2006. Capital markets revenue was higher than 2006 on stronger non-taxable transaction revenue in equity trading and higher syndication, merger and acquisitions, and underwriting revenue. These increases were offset by lower credit trading revenue, primarily due to volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and CDS in the latter part of 2007. Revenue from the equity investment portfolio decreased moderately due to lower security gains. Corporate banking revenue increased due primarily to an increase in loans and commitments related mainly to mergers and acquisitions activity.
PCL were $48 million in 2007, a decrease of $20 million from $68 million in 2006. PCL in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2007 was $48 million, flat compared with 2006.
Wholesale Banking held $2.6 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of 2006. The decrease was due primarily to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.
Risk-weighted assets of Wholesale Banking increased by $10 billion to $44 billion in 2007, primarily related to an increase in corporate lending exposures related to mergers and acquisitions activity and conversion of asset-backed commercial paper (ABCP) liquidity lines from “market disruption” to “global style” in response to market liquidity concerns.
Expenses were $1,261 million in 2007, compared with $1,312 million in 2006. The decrease related primarily to $50 million of restructuring costs in 2006 associated with the exit of the global structured products business.

Corporate segment reported a net loss of $162 million in 2007, driven largely by the amortization of intangibles of $353 million after tax that was partially offset by a gain of $135 million after-tax relating to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa, and a general allowance release of $39 million after tax based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. Also impacting results were a TD Bank-north restructuring and merger-related charge of $4 million after-tax and a gain in excess of accrued costs for the period in CDS hedging the corporate loan book of $30 million after tax.
On an adjusted basis, the 2007 net loss was $9 million compared with a net loss of $99 million in 2006, driven primarily by focused expense management and favourable  tax items.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW
•	Total assets were $563 billion as at October 31, 2008, $141 billion, or 33%, higher than October 31, 2007.

TABLE	22	SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)	2008	2007
Securities	$144,125	$123,036
Securities purchased under reverse repurchase agreements	42,425	27,648
Loans (net of allowance for credit losses)	219,624	175,915
Deposits	375,694	276,393

FACTORS AFFECTING ASSETS AND LIABILITIES
The acquisition of Commerce added $57.1 billion to total assets as at March 31, 2008 as shown on page 48.

Securities increased by $21 billion, or 17%, from 2007 levels due to the acquisition of Commerce, partly offset by lower fair values due to market declines.

Securities purchased under resale agreements increased by $15 billion, or 53%, from 2007.

Loans (net of allowance for credit losses) at October 31, 2008 were $220 billion, up $44 billion, or 25%, from the prior year of which $18 billion related to the Commerce acquisition. Residential mortgages, increased by $5 billion, or 8%, from 2007, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $26 billion, or 60%, largely due to the Commerce acquisition and other growth in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments. Consumer installment and other personal loans increased $12 billion, or 18%, largely due to volume growth in U.S. Personal and Commercial Banking and in Canadian Personal and Commercial Banking. Also contributing to the increase was higher credit card loans which grew by $2 billion or 30%.

Other assets were up $60 billion, or 76%, year-over-year. This was primarily attributable to a $45 billion increase in the market value of trading derivatives in Wholesale Banking. Additionally, goodwill and other intangibles increased by $7.6 billion partially due largely to the acquisition of Commerce.

Deposits were $376 billion, up $99 billion, or 36%, from October 31, 2007, of which $47 billion was due to the Commerce acquisition. Personal deposits increased $45 billion due to underlying business growth in Canadian Personal and Commercial Banking and the Commerce acquisition. Business and government deposits increased $56 billion due to underlying business growth in the Canadian Personal and Commercial Banking and the Commerce acquisition.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	47

Other liabilities increased by $28 billion or 24%. The growth was primarily attributable to a $33 billion increase in derivatives due to volatility in currency and interest rate markets, and widening of credit spreads impacting the mark-to-market balances.

Subordinated notes and debentures were up by $3 billion, compared with 2007, due to the issuance of medium-term notes of $4 billion during the year, partially offset by redemptions and maturities totalling $1 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities remained relatively flat from 2007.

Non-controlling interests in subsidiaries increased by $1 billion from 2007 due to the issuance of TD Capital Trust III Securities - Series 2008.

Shareholders’ equity increased by $10 billion, or 48%, from the prior year, primarily due to growth in retained earnings of $1.9 billion and increased common shares of $6.7 billion due largely to net share issuance primarily related to the purchase consideration for the Commerce acquisition. In addition, the Bank preferred shares increased by $1.5 billion due to issuance during the year. The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October 31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.3 billion, with a corresponding increase in the Bank’s net assets.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2008 Annual Report on Form 40-F filed with the SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Total assets under U.S. GAAP were $568.1 billion as at October 31, 2008, $4.9 billion higher than under Canadian GAAP. The difference was primarily due to accounting for non-cash collateral under U.S. GAAP, which requires certain non-cash collateral received in securities lending transactions, to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $534.5 billion as at October 31, 2008, $4.5 billion higher than under Canadian GAAP. The increase is mainly due to accounting for non-cash collateral received in securities lending transactions as described above. In addition certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

TABLE	23	IMPACT OF COMMERCE ON THE BANK’S CONSOLIDATED BALANCE SHEET
(millions of Canadian dollars)	TDBFG consolidated, excluding the acquisition impact of Commerce[1] (October 31, 2008)	Commerce acquisition impact[2] (March 31, 2008)	TDBFG consolidated[3] (October 31, 2008)	TDBFG consolidated (October 31, 2007)
Assets
Cash and cash equivalents	$17,538	$408	$17,946	$16,536
Securities	118,971	25,154	144,125	123,036
Loans, net of allowance for credit losses	201,593	18,031	219,624	175,915
Goodwill	8,512	6,330	14,842	7,918
Other intangibles (gross)	1,627	1,514	3,141	2,104
Other	157,884	5,652	163,536	96,615
Total assets	$506,125	$57,089	$563,214	$422,124
Liabilities
Deposits	$328,423	$47,271	$375,694	$276,393
Other	136,998	3,408	140,406	112,905
Subordinated notes and debentures, liability for preferred shares, capital trust securities and non-controlling interests in subsidiaries	15,440	-	15,440	11,422
Total liabilities	$480,861	$50,679	$531,540	$400,720
Shareholders’ equity
Common shares	7,094	6,147	13,241	6,577
Contributed surplus	87	263	350	119
Preferred shares, retained earnings and accumulated other comprehensive income	18,083	-	18,083	14,708
Total shareholders’ equity	25,264	6,410	31,674	21,404
Total liabilities and shareholders’ equity	$506,125	$57,089	$563,214	$422,124
1 Amounts include changes in the balance sheet of Commerce subsequent to acquisition.
2 Commerce impact includes the Commerce assets acquired and liabilities assumed as at March 31, 2008 (shown in Note 31 to the 2008 Consolidated Financial Statements) and the purchase consideration for the Commerce acquisition. The cash portion of the purchase consideration is included in other liabilities.
3 The fiscal periods of Commerce and the Bank are not co-terminus. The results of Commerce from the acquisition date to September 30, 2008 have been consolidated with the Bank’s results for the year ended October 31, 2008 on a one month lag basis. This is in the normal course of the Bank’s financial reporting.

48	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW
•	Loans and acceptances portfolio net of allowances for credit losses was $231 billion, up $45 billion from the prior year.
•	Impaired loans after specific allowance were $805 million, up $439 million.
•	Provision for credit losses was $1,063 million, compared with $645 million in 2007.
•	Total allowances for credit losses increased by $241 million to $1,536 million in 2008.

LOAN PORTFOLIO
Overall in 2008, the Bank’s credit quality remained stable despite weakening economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a modest level of new impaired loan formations during the year, driven largely by increases in the Canadian and U.S. Personal and Commercial Banking segments. The increase in impaired loans in the Canadian Personal and Commercial Banking segment, was largely due to a change in the definition of gross impaired loans for insured residential mortgages from 360 to 90 days past the contractual due date. This had an insignificant impact to specific allowances. U.S. Personal and Commercial Banking impaired loans increased primarily as a result of the acquisition of Commerce.
During 2008, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $45 billion, or 25%, from the prior year, largely due to volume growth in the Canadian Personal and Commercial Banking segment and increases in the U.S. Personal and Commercial Banking segment, primarily resulting from the acquisition of Commerce.  Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided in Table 24 below.

TABLE	24	LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)
	Loans authorized			Amount outstanding
Loan amount	2008	2007	2006	2008	2007	2006
(thousands of Canadian dollars)
0 - 24	$1,191	$1,221	$1,200	$549	$601	$621
25 - 49	1,097	1,138	1,075	639	681	665
50 - 99	1,973	1,800	1,722	1,098	996	976
100 - 249	4,623	3,697	3,714	2,870	2,229	2,260
250 - 499	4,760	3,648	3,449	3,034	2,128	2,022
500 - 999	5,614	3,889	3,757	3,284	1,981	1,924
1,000 - 4,999	18,203	11,863	11,285	9,987	5,405	5,226
Total[1]	$37,461	$27,256	$26,202	$21,461	$14,021	$13,694
1 Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominant category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $18 billion, or 14%, and totalled $150 billion at year end.
   The total retail portfolio represents 65% of net loans, including acceptances, compared with 71% in 2007 and 72% in 2006. Residential mortgages represented 27% of the portfolio in 2008, down slightly from 32% experienced in 2007 and 2006. Consumer installment and other personal loans were 38% of total loans in 2008, compared with 40% in 2007 and 2006. The portion of business and government credit exposure increased to 35% from 29% in 2007, with growth in this segment primarily due to the impact of the Commerce acquisition.
The majority of the credit risk exposure relates to the loan and acceptances portfolio. However, the Bank also engages in activities that also have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 29 to the 2008 Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	49

TABLE	25	LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except percentage amounts)				Percentage of total
	2008	2007	2006	2008	2007	2006
Canada
Residential mortgages	$58,206	$56,034	$50,222	25.1%	30.1%	29.5%
Consumer installment and other personal	74,089	65,819	59,506	32.0	35.3	34.9
Total residential and personal	132,295	121,853	109,728	57.1	65.4	64.4
Real estate
Residential	3,477	2,567	2,181	1.5	1.4	1.3
Non-residential	2,902	2,269	1,708	1.3	1.2	1.0
Total real estate	6,379	4,836	3,889	2.8	2.6	2.3
Agriculture	2,350	2,533	2,328	1.0	1.4	1.4
Automotive	2,090	1,062	1,365	0.9	0.6	0.8
Chemical	612	490	435	0.3	0.3	0.3
Financial2	5,064	5,974	3,807	2.2	3.2	2.2
Food, beverage and tobacco	1,995	1,786	1,497	0.9	1.0	0.9
Forestry	438	427	465	0.2	0.2	0.3
Government and public sector entities	1,315	885	562	0.6	0.5	0.3
Health and social services	2,244	1,721	1,716	1.0	0.9	1.0
Industrial construction and trade contractors	1,367	867	906	0.6	0.5	0.5
Media and entertainment	1,023	974	1,583	0.4	0.5	0.9
Metals and mining	1,210	620	973	0.5	0.3	0.6
Pipelines, oil and gas	3,311	3,051	2,657	1.4	1.6	1.6
Power and utilities	1,203	505	360	0.5	0.3	0.2
Retail sector	1,363	1,172	1,102	0.6	0.6	0.6
Sundry manufacturing and wholesale	952	947	807	0.4	0.5	0.5
Telecommunications and cable	692	661	407	0.3	0.4	0.2
Transportation	580	540	552	0.3	0.3	0.3
Other	2,847	2,203	2,119	1.2	1.2	1.2
Total business and government	37,035	31,254	27,530	16.1	16.9	16.1
Total Canada	169,330	153,107	137,258	73.2	82.3	80.5
United States
Residential mortgages	4,773	2,419	3,173	2.1	1.3	1.9
Consumer installment and other personal	12,778	7,329	8,401	5.5	3.9	5.0
Total residential and personal	17,551	9,748	11,574	7.6	5.2	6.9
Real estate
Residential	15,506	2,308	1,743	6.7	1.2	1.0
Non-residential	3,318	7,071	8,885	1.4	3.8	5.2
Total real estate	18,824	9,379	10,628	8.1	5.0	6.2
Agriculture	318	178	128	0.1	0.1	0.1
Automotive	943	481	380	0.4	0.3	0.2
Chemical	497	281	247	0.2	0.2	0.1
Financial2	2,187	2,759	657	0.9	1.5	0.4
Food, beverage and tobacco	1,380	393	245	0.6	0.2	0.1
Forestry	642	341	444	0.3	0.2	0.3
Government and public sector entities	567	55	22	0.2	-	-
Health and social services	1,661	399	338	0.7	0.2	0.2
Industrial construction and trade contractors	906	502	274	0.4	0.3	0.2
Media and entertainment	767	433	531	0.3	0.2	0.3
Metals and mining	602	368	191	0.3	0.2	0.1
Pipelines, oil and gas	1,052	383	363	0.5	0.2	0.2
Power and utilities	483	257	318	0.2	0.1	0.2
Retail sector	1,467	695	341	0.6	0.4	0.2
Sundry manufacturing and wholesale	899	455	458	0.4	0.2	0.3
Telecommunications and cable	1,091	654	282	0.5	0.4	0.2
Transportation	896	444	352	0.4	0.2	0.2
Other	4,234	1,376	3,088	1.8	0.8	1.8
Total business and government	39,416	19,833	19,287	16.9	10.7	11.3
Total United States	56,967	29,581	30,861	24.5	15.9	18.2
Other International
Consumer installment and other personal	9	9	8	-	-	-
Total residential and personal	9	9	8	-	-	-
Real estate - Non-residential	428	19	-	0.2	-	-
Automotive	-	20	-	-	-	-
Chemical	61	40	-	-	-	-
Financial2	1,250	829	645	0.6	0.4	0.4
Food, beverage and tobacco	305	160	152	0.1	0.1	0.1
Forestry	29	27	4	-	-	-
Government and public sector entities	8	121	36	-	0.1	-
Health and social services	84	-	-	-	-	-
Industrial construction and trade contractors	94	97	-	-	0.1	-
Media and entertainment	570	355	210	0.2	0.2	0.1
Metals and mining	1,640	1,158	471	0.7	0.6	0.3
Pipelines, oil and gas	214	137	249	0.1	0.1	0.1
Power and utilities	393	228	239	0.2	0.1	0.1
Retail sector	33	-	-	-	-	-
Sundry manufacturing and wholesale	7	31	-	-	-	-
Telecommunications and cable	106	87	111	-	-	0.1
Transportation	180	212	139	0.1	0.1	0.1
Other	140	68	42	0.1	-	-
Total business and government	5,542	3,589	2,298	2.3	1.8	1.3
Total other international	5,551	3,598	2,306	2.3	1.8	1.3
Total net of specific allowance	231,848	186,286	170,425	100.0	100.0	100.0
General allowance	1,184	1,092	1,141
Total net of allowance for credit losses	$230,664	$185,194	$169,284
Percentage change	24.6%	9.4%	7.0%
1 Based on geographic location of unit responsible for recording revenue.
2 The Bank has no direct or derivative exposures to monoline insurance counterparties.

50	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

CONCENTRATION OF CREDIT RISK
On an industry sector basis as shown in Table 25, the largest business and government sector concentrations in Canada are real estate and financial institutions, at 3% and 2% respectively. Real estate was the leading sector of concentration in the U.S. at 8% of total loans, up from 5% in the previous year.
    Geographically, the credit portfolio remains highly concentrated in Canada. In 2008, the percentage of loans held in Canada was 73%, compared with 82% in 2007. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.
    As indicated in Table 26, the largest Canadian exposure is in Ontario, at 56% of total loans in 2008, down from 63% in 2007. Outside of Canada, the largest concentration is in the U.S., which comprises 25% of total loans, up significantly from 16% in 2007, primarily due to the acquisition of Commerce.

TABLE	26	LOANS AND ACCEPTANCES NET OF SPECIFIC ALLOWANCE FOR CREDIT LOSSES BY GEOGRAPHY[1]
(millions of Canadian dollars, except percentage amounts)				Percentage of total
	2008	2007	2006	2008	2007	2006
Canada
Atlantic provinces	$2,592	$2,365	$2,107	1.1%	1.3%	1.2%
British Columbia[2]	13,785	6,049	5,887	5.9	3.2	3.5
Ontario[2]	128,563	117,032	105,691	55.5	62.8	62.1
Prairies[2]	18,135	15,789	12,826	7.8	8.5	7.5
Québec	6,255	11,872	10,747	2.7	6.4	6.3
Total Canada	169,330	153,107	137,258	73.0	82.2	80.6
United States
Florida	1,425	156	138	0.6	0.1	0.1
Maine	4,004	3,464	4,002	1.7	1.8	2.3
Massachusetts	8,373	7,332	8,568	3.6	3.9	5.0
New Jersey	9,162	2,597	1,750	4.0	1.4	1.0
New York	13,756	5,748	4,785	5.9	3.1	2.8
Pennsylvania	6,945	853	955	3.0	0.5	0.6
Washington D.C.	717	12	2	0.3	-	-
Other	12,585	9,419	10,661	5.5	5.0	6.3
Total United States	56,967	29,581	30,861	24.6	15.8	18.1
Other International
Europe	2,618	1,584	694	1.1	0.9	0.4
Other	2,933	2,014	1,612	1.3	1.1	0.9
Total other international	5,551	3,598	2,306	2.4	2.0	1.3
Total net of specific allowance	231,848	186,286	170,425	100.0%	100.0%	100.0%
General allowance	(1,184)	(1,092)	(1,141)
Total net of allowance for credit losses	$230,664	$185,194	$169,284

Percentage change over previous year	2008	2007
Canada	10.6%	11.6%
United States	92.6	(4.2)
Other international	54.3	56.0
Total	24.6%	9.4%
1 Based on geographic location of unit responsible for recording revenue.
2 The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

IMPAIRED LOANS
A loan is considered impaired when, in management’s opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the 2008 Consolidated Financial Statements for further details on impaired loans.

TABLE	27	CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	2008	2007
Balance at beginning of period	$569	$446
Additions	2,404	1,592
Return to performing status, repaid or sold	(905)	(638)
Write-offs	(946)	(793)
Foreign exchange and other adjustments	35	(38)
Balance at end of period	$1,157	$569

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	51

TABLE	28	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except percentage amounts)						Percentage of total
	2008			2007	2006	2008	2007	2006
	Gross		Net	Net	Net
	impaired	Specific	impaired	impaired	impaired
	loans	allowance	loans	loans	loans
Canada
Residential mortgages	$200	$13	$187	$16	$9	23.2%	4.4%	3.3%
Consumer installment and other personal	234	103	131	97	73	16.3	26.5	27.0
Total residential and personal	434	116	318	113	82	39.5	30.9	30.3
Real estate
Residential	4	-	4	-	-	0.5	-	-
Non-residential	3	1	2	1	-	0.3	0.3	-
Total real estate	7	1	6	1	-	0.8	0.3	-
Agriculture	12	4	8	6	11	1.0	1.6	4.1
Automotive	9	3	6	5	18	0.8	1.4	6.7
Financial	6	4	2	2	-	0.3	0.5	-
Food, beverage and tobacco	7	2	5	1	1	0.6	0.3	0.4
Forestry	22	8	14	10	34	1.7	2.7	12.6
Government and public sector entities	2	1	1	1	-	0.1	0.3	-
Health and social services	4	2	2	1	1	0.3	0.3	0.4
Industrial construction and trade contractors	8	3	5	13	2	0.6	3.6	0.7
Media and entertainment	10	1	9	1	-	1.1	0.3	-
Metals and mining	15	2	13	2	2	1.6	0.5	0.7
Pipelines, oil and gas	17	10	7	-	-	0.9	-	-
Retail sector	9	2	7	2	3	0.9	0.5	1.1
Sundry manufacturing and wholesale	27	7	20	3	2	2.4	0.8	0.7
Transportation	2	1	1	1	1	0.1	0.3	0.4
Other	31	12	19	4	3	2.3	1.1	1.1
Total business and government	188	63	125	53	78	15.5	14.5	28.9
Total Canada	622	179	443	166	160	55.0	45.4	59.2
United States
Residential mortgages	65	9	56	24	16	7.0	6.6	5.9
Consumer installment and other personal	59	17	42	22	15	5.2	6.0	5.6
Total residential and personal	124	26	98	46	31	12.2	12.6	11.5
Real estate
Residential	125	26	99	70	16	12.3	19.1	5.9
Non-residential	108	21	87	34	12	10.8	9.3	4.4
Total real estate	233	47	186	104	28	23.1	28.4	10.3
Agriculture	1	-	1	1	1	0.1	0.3	0.4
Automotive	46	31	15	3	1	1.9	0.8	0.4
Chemical	1	-	1	1	1	0.1	0.3	0.4
Financial	43	40	3	11	5	0.4	3.0	1.9
Food, beverage and tobacco	7	1	6	2	3	0.8	0.5	1.1
Forestry	1	-	1	2	1	0.1	0.5	0.4
Government and public sector entities	1	-	1	-	-	0.1	-	-
Health and social services	2	-	2	1	2	0.3	0.3	0.7
Industrial construction and trade contractors	9	3	6	4	-	0.8	1.1	-
Media and entertainment	14	3	11	1	-	1.3	0.3	-
Metals and mining	4	-	4	2	3	0.5	0.5	1.1
Power and utilities	6	6	-	-	-	-	-	-
Retail sector	13	3	10	4	5	1.2	1.1	1.9
Sundry manufacturing and wholesale	5	2	3	4	11	0.4	1.1	4.1
Transportation	1	-	1	2	7	0.1	0.5	2.5
Other	21	8	13	12	11	1.6	3.3	4.1
Total business and government	408	144	264	154	79	32.8	42.0	29.3
Total United States	532	170	362	200	110	45.0	54.6	40.8
Other International
Real estate - Residential	3	3	-	-	-	-	-	-
Total business and government	3	3	-	-	-	-	-	-
Total other international	3	3	-	-	-	-	-	-
Total	$1,157	$352	$805	$366	$270	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			2.7%	1.7%	1.4%
1 Based on geographic location of unit responsible for recording revenue.

52	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	29	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY[1]
(millions of Canadian dollars, except percentage amounts)				Percentage of total
	2008	2007	2006	2008	2007	2006
Canada
Atlantic provinces	$11	$3	$4	1.3%	0.8%	1.5%
British Columbia[2]	37	10	10	4.6	2.7	3.7
Ontario[2]	309	129	128	38.4	35.3	47.4
Prairies[2]	50	11	10	6.2	3.0	3.7
Québec	36	13	8	4.5	3.6	3.0
Total Canada	443	166	160	55.0	45.4	59.3
United States
Florida	13	-	9	1.6	-	3.3
Maine	15	15	19	1.9	4.1	7.0
Massachusetts	30	31	19	3.7	8.4	7.0
New Jersey	66	37	15	8.2	10.1	5.5
New York	81	38	11	10.1	10.4	4.1
Pennsylvania	40	12	5	5.0	3.3	1.9
Washington D.C.	7	-	-	0.9	-	-
Other	110	67	32	13.6	18.3	11.9
Total United States	362	200	110	45.0	54.6	40.7
Total impaired loans net of specific allowance	$805	$366	$270	100%	100%	100%
Impaired loans net of specific allowance as a % of net loans[3]	0.3%	0.2%	0.2%
1 Based on geographic location of unit responsible for recording revenue.
2 The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3 Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.
Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregate basis, using a formula that takes recent loss experience into account. Allowances for personal credit portfolios are based on delinquency and type of security.
During 2008, specific allowances increased by $149 million or 73%, resulting in a total specific allowance of $352 million. Allowances for credit losses are more fully described in Note 3 to the 2008 Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of default (PD), the likelihood that a borrower will not be able to meet its scheduled repayments over the loss confirmation period; the loss given default (LGD), or the amount of the loss when a default occurs, which is expressed as a percentage of the exposure at default (EAD).
For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower’s risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.
At October 31, 2008 our general allowance for loan losses was $1,184 million, up from $1,092 million at October 31, 2007.

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank’s loan portfolio. New provisions in the year are reduced by any recoveries from impaired loans.
The Bank recorded increased provisions for credit losses of $1,063 million in 2008, compared with provisions of $645 million in 2007, due mainly to an increase of $158 million in Canadian Personal and Commercial Banking due to volume growth and increase of $106 million in U.S. Personal and Commercial Banking segments. Growth in the U.S. was primarily due to the acquisition of Commerce. A reversal of $60 million in general allowance was recognized in 2007 based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.
Table 30 provides a summary of provisions charged to the Consolidated Statement of Income.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	53

TABLE	30	PROVISIONS FOR CREDIT LOSSES
(millions of Canadian dollars)	2008	2007	2006
New provisions[1]	$1,123	$825	$604
Change in general provision
U.S. Personal and Commercial Banking	63	15	6
Other	1	(60)	(60)
Recoveries	(124)	(135)	(129)
Total provision for credit losses	$1,063	$645	$409
1 Total new provisions include provisions for credit losses related to VFC of $65 million (2007 - $47 million; 2006 - $18 million).

Total new provisions were $1,123 million in 2008, compared with $825 million in 2007. Total provision for credit losses as a percentage of net average loans and acceptances was 0.54% in 2008, compared to 0.37% in 2007.

TABLE	31	PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]
(millions of Canadian dollars, except percentage amounts)				Percentage of total
	2008	2007	2006	2008	2007	2006
Canada
Atlantic provinces	$21	$18	$15	2.0%	2.8%	3.7%
British Columbia[2]	44	36	32	4.1	5.6	7.8
Ontario[2]	526	419	314	49.5	64.9	76.8
Prairies[2]	43	36	20	4.0	5.6	4.9
Québec	52	38	30	4.9	5.9	7.3
Total Canada	686	547	411	64.5	84.8	100.5
United States
Florida	4	(3)	3	0.4	(0.5)	0.7
Maine	10	8	8	0.9	1.3	2.0
Massachusetts	21	17	9	2.0	2.7	2.2
New Jersey	64	20	7	6.0	3.1	1.7
New York	57	20	5	5.4	3.1	1.2
Pennsylvania	16	6	2	1.5	0.9	0.5
Washington D.C.	2	-	-	0.2	-	-
Other	74	29	17	7.0	4.5	4.1
Total United States	248	97	51	23.4	15.1	12.4
Other International
Europe	-	(1)	(1)	-	(0.2)	(0.2)
Other	-	-	(4)	-	-	(1.0)
Total other international	-	(1)	(5)	-	(0.2)	(1.2)
General provision	129	2	(48)	12.1	0.3	(11.7)
Total	$1,063	$645	$409	100.0%	100.0%	100.0%

Provision for credit losses as a % of net average loans[3]
Canada
Residential mortgages	0.02%	0.01%	(0.01)%
Personal	0.88	0.83	0.66
Business and other	0.19	0.10	0.14
Total Canada	0.42%	0.39%	0.32%
United States
Residential mortgages	0.32%	-%	-%
Personal	0.76	0.56	0.37
Business and other	0.60	0.26	0.10
Total United States	0.61%	0.31%	0.17%
Total Other International	-	(0.04)	(0.22)
General provision	0.06	-	(0.03)
Total	0.50%	0.37%	0.25%
1 Based on geographic location of unit responsible for recording revenue.
2 The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3 Includes customers’ liability under acceptances.

54	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

TABLE	32	PROVISIONS FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except percentage amounts)				Percentage of total
	2008	2007	2006	2008	2007	2006
Canada
Residential mortgages	$11	$4	$(3)	1.2%	0.6%	(0.7)%
Consumer installment and other personal	608	513	379	65.1	79.8	83.0
Total residential and personal	619	517	376	66.3	80.4	82.3
Real estate - Non-residential	-	1	(6)	-	0.2	(1.3)
Agriculture	-	-	(8)	-	-	(1.8)
Automotive	(3)	4	4	(0.3)	0.6	0.9
Chemical	-	-	(9)	-	-	(2.0)
Financial	3	-	-	0.3	-	-
Food, beverage and tobacco	10	6	3	1.1	0.9	0.7
Forestry	(2)	(4)	28	(0.2)	(0.6)	6.2
Health and social services	4	-	1	0.4	-	0.2
Industrial construction and trade contractors	5	11	3	0.5	1.7	0.7
Media and entertainment	5	2	1	0.5	0.3	0.2
Metals and mining	1	-	-	0.1	-	-
Pipelines, oil and gas	10	-	-	1.1	-	-
Retail sector	11	6	6	1.2	0.9	1.3
Sundry manufacturing and wholesale	4	(2)	2	0.4	(0.3)	0.4
Transportation	4	1	2	0.4	0.2	0.4
Other	15	5	8	1.6	0.8	1.8
Total business and government	67	30	35	7.1	4.7	7.7
Total Canada	686	547	411	73.4	85.1	90.0
United States
Residential mortgages	11	-	-	1.2	-	-
Consumer installment and other personal	72	46	34	7.7	7.1	7.4
Total residential and personal	83	46	34	8.9	7.1	7.4
Real estate
Residential	24	23	5	2.6	3.6	1.1
Non-residential	19	7	4	2.0	1.1	0.9
Total real estate	43	30	9	4.6	4.7	2.0
Agriculture	1	1	-	0.1	0.2	-
Automotive	27	3	-	2.9	0.4	-
Chemical	-	1	-	-	0.2	-
Financial	33	-	-	3.6	-	-
Food, beverage and tobacco	2	3	-	0.2	0.4	-
Forestry	3	1	-	0.3	0.2	-
Health and social services	1	7	-	0.1	1.1	-
Industrial construction and trade contractors	16	5	1	1.7	0.8	0.2
Media and entertainment	14	1	1	1.5	0.2	0.2
Metals and mining	1	-	-	0.1	-	-
Pipelines, oil and gas	12	-	-	1.3	-	-
Power and utilities	1	-	-	0.1	-	-
Retail sector	7	4	-	0.8	0.6	-
Sundry manufacturing and wholesale	1	(1)	4	0.1	(0.2)	0.9
Telecommunications and cable	(1)	(7)	-	(0.1)	(1.1)	-
Transportation	3	1	1	0.3	0.2	0.2
Other	1	2	1	0.1	0.3	0.2
Total business and government	165	51	17	17.7	8.0	3.7
Total United States	248	97	51	26.6	15.1	11.1
Other International
Media and entertainment	-	-	(4)	-	-	(0.9)
Retail sector	-	(1)	(1)	-	(0.2)	(0.2)
Total business and government	-	(1)	(5)	-	(0.2)	(1.1)
Total other international	-	(1)	(5)	-	(0.2)	(1.1)
Total before general provision	934	643	457	100.0%	100.0%	100.0%
General provision (reversal)	129	2	(48)
Total	$1,063	$645	$409
1 Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	55

Non-prime Loans
As at October 31, 2008, the Bank’s wholly-owned subsidiary, VFC Inc., had approximately $1.2 billion (October 31, 2007 -$0.9 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average provision for credit losses divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 6% on an annual basis. The Bank’s portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the 2008 Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

SECURITIES PORTFOLIO
Exposure to Non-agency Collateralized Mortgage Obligation (CMO)
As at October 31, 2008, due to the acquisition of Commerce, the Bank had $9.3 billion (October 31, 2007: nil) exposure to Non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages most of which are pre-payable fixed-rate mortgages without rate reset features. These securities mostly have AAA public debt ratings. At acquisition date, this portfolio was recorded at fair value and classified as available-for-sale. The fair value at acquisition became the new cost basis for these securities. As discussed in Note 31 to the 2008 Consolidated Financial Statements, the results of Commerce are reported on a one month lag basis, therefore, the September 30, 2008 balance sheet values of Commerce assets and liabilities are recorded in the Bank’s Consolidated Balance sheet as at October 31, 2008.
At the time of acquisition and at the end of the third quarter for 2008, the CMO portfolio was recognized at fair value using broker quotes. The liquidity in the market for these securities has decreased during the year, and the market has become inactive. The trading volume for these securities has declined significantly relative to historical levels. There has been a significant widening of bid-ask spread and there are only small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgement, and the above factors are indicators of an inactive market. Given market conditions, the broker quotes cannot be considered as a primary source of valuation. In the fourth quarter of 2008, the Bank fair valued these securities using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing these securities. The valuation technique uses various data points that are observable in the market such as change in the spread on similar assets and the Bank’s cost of funds and broker quotes.
The fair value of the portfolio as at September 30, 2008 was US$7.9 billion ($8.4 billion) and has declined by US$710 million in October 2008 to US$7.2 billion, mainly due to the further deterioration in liquidity in the market for these securities and the weakening of the Canadian dollar.
The decline in fair value of the non-agency CMO portfolio was not considered to be an other-than-temporary impairment and therefore an impairment loss was not recognized. Determination of whether an other-than-temporary impairment exists requires judgement. The decline in the fair value of these securities subsequent to acquisition is mainly due to the current liquidity crisis in the market. An other-than-temporary impairment is recognized for these securities when the fair value is significantly below the cost for a prolonged period of time with no expectation of recovery by maturity. The Bank continues to validate its view on the expected credit loss by assessing the inputs such as the projected default rate, the loss given default rate and housing price decline used in the determination of the expected credit loss. The Bank’s view on the expected credit loss on these securities determined on acquisition has not changed.
The following table discloses the exposure to these securities by vintage year:

TABLE	33	NON-AGENCY ALT-A AND PRIME JUMBO CMO SECURITIES BY VINTAGE YEAR
(Table is not based on one month lag reporting basis)	As at October 31, 2008
(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
2003	$423	$360	$775	$664	$1,198	$1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total securities	$3,528	$2,846	$5,184	$4,359	$8,712	$7,205

56	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

GROUP FINANCIAL CONDITION

Capital Position

TABLE	34	CAPITAL STRUCTURE AND RATIOS
(millions of Canadian dollars)	2008	2007	2006
	Basel II1	Basel I	Basel I
Tier 1 capital
Common shares	$13,241	$6,577	$6,334
Toronto-Dominion Bank common shares held by subsidiaries	-	-	(78)
Contributed surplus	350	119	66
Retained earnings	17,857	15,954	13,725
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	(1,633)	(2,073)	(918)
Preferred shares	2,425	974	1,319
Innovative instruments[2]	2,765	1,740	1,250
Qualifying non-controlling interests in subsidiaries	20	22	2,395
Gross Tier 1 capital	35,025	23,313	24,093
Goodwill and intangibles in excess of 5% limit	(15,148)	(7,668)	(7,014)
Net Tier 1 capital	19,877	15,645	17,079
IRB securitization (gain on sales of mortgages)	(57)	N/A	N/A
50% shortfall in allowance[4]	(309)	N/A	N/A
Other deductions	(75)	N/A	N/A
Net impact of eliminating one month reporting lag of U.S. entities[3]	1,243	N/A	N/A
Adjusted net Tier 1 capital	20,679	15,645	17,079

Tier 2 capital
Subordinated notes and debentures (net of amortization and ineligible)	12,186	9,286	6,718
General allowance - standardized portfolios	490	1,092	1,145
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	53	354	-
50% shortfall in allowance[4]	(309)	N/A	N/A
Investment in insurance subsidiaries[5]	(1,198)	(1,440)	(1,262)
Substantial investments - other[5]	(5,476)	(5,088)	(5,065)
Other deductions	(75)	(55)	(53)
Net impact of eliminating one month reporting lag of U.S. entities[3]	(1,002)	N/A	N/A
Total Tier 2 capital	4,669	4,149	1,483
Total regulatory capital	$25,348	$19,794	$18,562

Regulatory capital ratios (%)
Tier 1 capital ratio	9.8%	10.3%	12.0%
Total capital ratio	12.0	13.0	13.1
Assets-to-capital multiple	19.3	19.7	19.9
Pro forma Tier 1 capital ratio on November 1, 2008 after taking into effect the 50% deduction from Tier 1 capital and 50% deduction from Tier 2 capital of substantial investments	8.3%	N/A	N/A
Pro forma Tier 1 capital ratio on November 1, 2008 after taking into effect the 50% deduction from Tier 1 capital and 50% deduction from Tier 2 capital of substantial investments and adjusting for the issuance of $1.38 billion of common equity to be issued on December 5, 2008 and the $220 million of Preferred Shares, Series AC issued on November 5, 2008	9.1%	N/A	N/A
1 Effective November 1, 2007, the Bank implemented guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II. Accordingly, the numbers for 2008 are based on Basel II. The numbers for 2007 and 2006 are based on Basel I.
2 In accordance with CICA Handbook Section 3863, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.
3 For regulatory purposes only, effective the fourth quarter of 2008, the one month lag in reporting TD Banknorth and Commerce assets is eliminated by using the same period end as the rest of the Bank, and the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.
4 When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital.
5 Based on OSFI advisory letter dated February 20, 2007, 100% of substantial investments and investments in insurance subsidiaries held prior to January 1, 2007 (excluding goodwill / intangibles) is deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction has been deferred until 2009 and 2012 for substantial investments and insurance respectively. Increases in the investment value of insurance subsidiaries and / or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK’S OBJECTIVES ARE TO:
•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•	Maintain strong ratings with rating agencies.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	57

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is composed of risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions as well as investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.
The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ’Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.
Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including business risk, interest rate risk in banking book and concentration risk.
The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.
REGULATORY CAPITAL
Basel II Capital Framework
Effective November 1, 2007, the Bank complies with the new OSFI guideline for calculating risk-weighted assets (RWA) and regulatory capital. This guideline is based on the “International Convergence of Capital Measurement and Capital Standard - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework allows qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market and operational risks. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and Total capital.
   The objective of the framework is to improve the consistency of capital requirements internationally and to make required regulatory capital more risk sensitive. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of RWA and calculation of regulatory capital. The more sophisticated approaches reward more rigorous and accurate risk management by more closely aligning the regulatory capital with the risk profile of the bank. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, for some financial institutions the new framework will result in an increase in regulatory capital, while for others this will result in a decrease in regulatory capital. The impact depends upon the particular institution’s asset mix, risk and loss experience.
•	The implementation of the capital adequacy requirements for Basel II began with a parallel run monitored by OSFI throughout fiscal 2007. Full compliance was made as of November 1, 2007.
•
During the first two years of implementation (fiscals 2008 and 2009), any potential reductions in capital will be limited by regulatory capital “floors” of 90% and 80%, respectively, of the Basel I capital adequacy requirements, subject to approval by OSFI.

•           In fiscal 2008, we began disclosing key elements of our risk rating system and associated calculation of RWA and regulatory capital under Basel II.
   For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. Further, for regulatory purposes only, effective the fourth quarter of 2008, the one month lag in reporting of TD Banknorth and Commerce assets is eliminated by using the same period end as the rest of the Bank, and the Bank’s investment in TD Ameritrade is translated using the period end rate of the Bank.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Tier 1 Capital
Tier 1 capital was $20.7 billion at October 31, 2008 based on Basel II. Based on Basel I, Tier 1 capital was $15.6 billion at October 31, 2007. Capital management funding activities during the year consisted of the following: the Bank raised $517 million of common shares during the year, including $274 million from the dividend reinvestment plan; the Bank issued $250 million First Preferred Shares, Series P; $200 million First Preferred Shares, Series Q; $250 million First Preferred Shares, Series R; $250 million 5-Year Rate Reset Preferred Shares, Series S, $250 million 5-Year Rate Reset Preferred Shares, Series Y and $250 million 5-Year Rate Reset Preferred Shares, Series AA; and a subsidiary of the Bank, TD Capital Trust III, issued $1 billion TD Capital Trust III Securities - Series 2008. Subsequent to year-end, on November 5, 2008, the Bank issued $220 million 5-Year Rate Reset Preferred Shares, Series AC. See Notes 13 and 15 to the 2008 Consolidated Financial Statements for more details.

Issue of Common Shares
On November 24, 2008, the Bank announced that it expects to further enhance its capital position by issuing 30.4 million common shares at a price of $39.50 per common share. Subsequently, the Bank announced the exercise of an over-allotment option to issue on the same terms, an additional 4.56 million common shares for total gross proceeds of $1.38 billion. The expected closing date for the issue is December 5, 2008. The issue will qualify as Tier 1 capital for the Bank.
On a pro forma basis, the Bank's Tier 1 capital ratio was 8.3% as of November 1, 2008. On a pro forma basis, adjusting for this $1.38 billion of common equity and the $220 million of Preferred Shares, Series AC issued on November 5, 2008, the Bank's November 1, 2008 Tier 1 capital ratio would be approximately 9.1%.

Tier 2 Capital
During the year: the Bank issued $4.0 billion of subordinated debentures; redeemed $1 billion of subordinated debentures; a subsidiary of the Bank redeemed US $74 million of junior subordinated debentures and a subsidiary of the Bank redeemed US $16 million of junior subordinated debentures; of these issues US $85 million qualified as Tier 2B regulatory capital. See Note 11 to the 2008 Consolidated Financial Statements for more details.

58	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2008, the quarterly dividend was $0.61 per share, consistent with the Bank’s current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2008 totalled $2.36 per share (2007 - $2.11; 2006 - $1.78). For cash dividends payable on the Bank’s preferred shares, see Notes 12 and 15 to the 2008 Consolidated Financial Statements. As at October 31, 2008, 810.1 million common shares were outstanding (2007 - 717.8 million; 2006 - 717.4 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. Note 15 to the 2008 Consolidated Financial Statements provides further details.

RATINGS
As at October 31, 2008, the Bank’s long-term ratings were: Fitch (AA-), Moody’s (Aaa), DBRS (AA) and S&P (AA-).

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines. Effective November 1, 2007, the Bank began calculating its regulatory capital under the new capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.
The Bank’s Tier 1 and Total capital ratios were 9.8% and 12.0%, respectively, on October 31, 2008, based on Basel II. Based on Basel I, the Bank’s Tier 1 and Total capital ratios were 10.3% and 13.0%, respectively, on October 31, 2007. The Bank’s investment in TD Ameritrade is deducted from total capital, which has a material impact on the Total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8 - 8.5% as at October 31, 2008.

RISK-WEIGHTED ASSETS
Based on Basel II, RWA are calculated for each of credit risk, market risk and operational risk. Operational risk is a new component of total RWA and represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TABLE	35	RISK-WEIGHTED ASSETS - BASEL II1
(millions of Canadian dollars, except percentage amounts)	2008
Credit risk
Residential secured	$9,214
Qualifying revolving retail	14,307
Other retail	22,430
Corporate	79,802
Sovereign	1,365
Bank	8,436
Securitization exposures	6,360
Equity exposures that are grandfathered	2,044
Equity exposures subject to simple risk weight method	4,834
Equity exposures subject to PD/LGD[2] approaches	388
Other	29
Exposures subject to standardized or IRB approaches	$149,209
Adjustment to IRB RWA for scaling factor	5,119
Other assets not included in standardized or IRB approaches	13,543
Net impact of eliminating one month reporting lag on U.S. entities	9,681
$177,552
Market risk
Internal models approach -Trading book	9,644
Operational risk
Basic indicator approach	7,090
Standardized approach	17,464
Total	$211,750
1 Effective November 1, 2007, the Bank implemented OSFI’s guidelines based on Basel II.
2 For definition of PD and LGD, see the Credit Risk section.

Based on Basel I, RWA were determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to the credit risk of the counterparty. RWA also included an amount for the market risk exposure associated with the Bank’s trading portfolio.

TABLE	36	RISK-WEIGHTED ASSETS - BASEL I
(millions of Canadian dollars)		2007		2006
	Balance	Risk- weighted balance	Balance	Risk- weighted balance
Balance sheet assets
Cash resources and other	$16,536	$3,053	$10,782	$1,905
Securities	123,036	4,984	124,458	4,792
Securities purchased under reverse repurchase agreements	27,648	2,237	30,961	1,562
Loans (net)	175,915	93,714	160,608	91,436
Customers’ liability under acceptances	9,279	9,279	8,676	8,676
Other assets	69,710	8,589	57,429	8,881
Total balance sheet assets	$422,124	$121,856	$392,914	$117,252
Off-balance sheet assets
Credit instruments		20,015		14,818
Derivative financial instruments		7,573		6,647
Total off-balance sheet assets		27,588		21,465
Total risk-weighted asset equivalent
- credit risk		149,444		138,717
- market risk		3,075		3,162
Total risk-weighted assets		$152,519		$141,879
1 Effective November 1, 2006, all derivative financial instruments are recorded on balance sheet.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	59

TABLE	37	OUTSTANDING EQUITY AND SECURITIES CONVERTIBLE INTO EQUITY[1]
	October 31, 2008	October 31, 2007
	Number of shares/units	Number of shares/units
Common shares outstanding (millions of shares)	810.1	717.8
Stock options (millions of shares)
- vested	23.0	15.0
- non-vested	4.5	5.1
Preferred shares - Class A (millions of shares):
Series M	14.0	14.0
Series N	8.0	8.0
Series O	17.0	17.0
Series P	10.0	-
Series Q	8.0	-
Series R	10.0	-
Series S	10.0	-
Series Y	10.0	-
Series AA	10.0	-
Total preferred shares	97.0	39.0

Capital Trust Securities
Trust units issued by TD Capital Trust (thousands of shares):
Series 2009	900	900
Trust units issued by TD Capital Trust II (thousands of shares):
Series 2012-1[2]	350	350
1 For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 15 to the 2008 Consolidated Financial Statements.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 66 to 79 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and funding management purposes and include securitizations, contractual obligations and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the 2008 Consolidated Financial Statements for further information regarding the accounting for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.
Certain of the Bank’s securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

60	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

SECURITIZATION OF BANK-ORIGINATED ASSETS
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

TABLE	38	TOTAL OUTSTANDING EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR[1,2]
(millions of Canadian dollars)	2008				2007
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$24,332	$421	$-	$-	$20,352	$289
Personal loans	8,100	80	-	-	9,000	71	-	-
Credit card loans	-	-	-	-	800	6	-	-
Commercial mortgage loans	148	4	-	-	163	5	-	-
	$8,248	$84	$24,332	$421	$9,963	$82	$20,352	$289
1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2 In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at October 31, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 -$5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2007 -$3.9 billion) of term notes outstanding. While the probability of loss is negligible, as at October 31, 2008, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2007 -$5.1 billion) of which $1.1 billion (October 31, 2007 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $80 million (October 31, 2007 - $71 million) relating to excess spread.

Credit Card Loans
The Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. As at October 31, 2008, the outstanding term notes issued by the credit card loan securitization vehicle matured; as such, the maximum potential exposure to loss was nil (October 31, 2007 - $6 million) through retained interests.

Commercial Mortgage Loans
As at October 31, 2008, the Bank’s maximum potential exposure to loss was $4 million (October 31, 2007 - $5 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $10.7 billion (October 31, 2007 - $12.7 billion) as at October 31, 2008. Further, the Bank has committed to an additional $1.8 billion (October 31, 2007 - $2.5 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2008, the Bank also provided deal-specific credit enhancement in the amount of $78 million (October 31, 2007 - $59 million).
    All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE	39	TOTAL EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS[1]
(millions of Canadian dollars)	2008				2007
		Ratings profile of				Ratings profile of
		SPE asset class		Expected		SPE asset class
	Significant			weighted	Significant
	unconsolidated		AA+ to	average	unconsolidated		AA+ to
	SPEs	AAA	AA-	life (years)[2]	SPEs	AAA	AA-
Residential mortgage loans	$3,428	$3,378	$50	1.6	$3,046	$2,998	$48
Credit card loans	500	500	-	3.7	486	486	-
Automobile loans and leases	4,474	4,470	4	1.3	5,593	5,589	4
Equipment loans and leases	638	636	2	1.2	701	700	1
Trade receivables	1,705	1,679	26	3.0	2,833	2,805	28
	$10,745	$10,663	$82	1.8	$12,659	$12,578	$81
1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2 Expected weighted average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	61

Liquidity Facilities to Third Party-sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $465 million (October 31, 2007 - $427 million) to third party-sponsored conduits of which $24 million (October 31, 2007 - nil) has been drawn. The assets within these conduits are primarily comprised of automotive-related financing assets, including loans and leases. In the event that the facilities are drawn, the Bank’s credit exposure will mainly be AAA rated.

OTHER INVESTMENT AND FINANCING PRODUCTS
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2008, the Bank provided approximately $2.13 billion (October 31, 2007 - $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with AA credit ratings on an S&P equivalent basis fully covering its investments in these VIEs. At the inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At October 31, 2008, the Bank’s net exposure to the U.S. banks after taking into account collateral and CDS was approximately $960 million (October 31, 2007 -$1.5 billion). As at October 31, 2008, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.13 billion (October 31, 2007 - $3.0 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at October 31, 2008, these VIEs had assets totalling more than $8 billion (October 31, 2007 - $12.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2008, were as follows:

(millions of Canadian dollars)		2008[1]		2007[1]
	Notional	Positive (negative)	Notional	Positive (negative)
	amount	fair value	amount	fair value
Funded
CDOs - purchased protection via Bank-issued credit linked notes	$283	$(38)	$304	$(205)

Unfunded
CDOs - sold protection
- positive fair value	891	-	742	5
- negative fair value	-	(278)	-	(13)
CDOs - purchased protection
- positive fair value	261	104	439	10
- negative fair value	-	(28)	-	(14)
Unfunded - Similar Reference Portfolio
CDOs - sold protection
- positive fair value	1,820	5	1,367	-
- negative fair value	-	(568)	-	(38)
CDOs - purchased protection
- positive fair value	1,883	613	1,417	47
- negative fair value	-	(5)	-	-
1 This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $11 million to an increase in the fair value by $9 million. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs, and is disclosed on page 82 of this MD&A.

Commitments
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 28 to the 2008 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments
Included in ’Commitments to extend credit’ in Note 28 to the 2008 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at October 31, 2008, was not significant, except for its commitment to provide funding in the amount of $3.3 billion (October 31, 2007 - $3.3 billion) to a consortium led by Ontario Teachers’ Pension Plan in their bid to privatize BCE Inc. which is scheduled to close in December 2008. Funding commitments on loans that the Bank intends to syndicate are recorded as derivatives at fair value with changes in fair value recorded through income. On November 26, 2008, BCE Inc. informed the public that it received a preliminary view from audit firm KPMG that BCE Inc. would not meet post-transaction solvency tests that are required for the privatization deal to close on December 11, 2008. The Bank will continue to monitor its position as events progress.

62	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

CAPITAL TRUSTS
The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 13 to the 2008 Consolidated Financial Statements.

GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 28 to the 2008 Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-party Transactions

TRANSACTIONS WITH AFFILIATES
During the quarter ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2008	2007
Personal Loans, including mortgages	$11	$7
Business Loans	110	103
Total	$121	$110

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 18, to the 2008 Consolidated Financial Statements, for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated four of twelve members to TD Ameritrade’s Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. For providing these services, the Bank paid fees of $657.0 million in 2008 (2007 - $592.3 million).
As at October 31, 2008 amounts receivable from TD Ameritrade were $115.3 million (2007 - $12.4 million). As at October 31, 2008, amounts payable to TD Ameritrade were $225.1 million (2007 - $100.8 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results on an equity accounting basis. During the year, the Bank paid $164.0 million (2007 - $128.7 million) for these services. As at October 31, 2008, the amount payable to Symcor was $38.4 million (2007 - $11.2 million).

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
   The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments on a prospective basis. Under these new standards financial instruments classified as trading, those designated as trading under the fair value option, those classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements. Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 80. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 66 to 79.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis	63

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 17 of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S. and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates
Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and on the Bank’s future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial and corporate clients in Canada.

Monetary and Economic Policies
The Bank’s earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Insurance Deposit Corporation and of various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, the increase of uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank’s control and can be difficult to predict or anticipate.

Level of Competition
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank’s earnings by reducing fee and net interest income revenue.

Changes in Laws and Regulations, and Legal Proceedings
Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank’s reputation.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions and changes to them may materially adversely affect the Bank’s results of operations and financial condition.

64	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management's Discussion and Analysis

BANK SPECIFIC FACTORS
New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank’s net interest income and revenues from fee-based products and services increase the Bank’s expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition but it is possible that unanticipated factors could arise and there is no assurance that we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank’s or a subsidiary’s ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans are not successful or there is a change in strategic plans, the Bank’s earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank’s ability to deliver products and services to customers and to otherwise conduct business.

Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies to manage its risk exposure. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. For example, the volatile nature of current market disruptions may lead to uncertainty with respect to underlying efforts to mitigate or reverse these disruptions. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY
Growing profitably in financial services inevitably involves selectively taking and managing risks. The challenge and our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while continually investing in our businesses to meet our future growth objectives. Our risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to and develop the strategies they need to manage them appropriately. These resources and processes are strengthened by our culture which emphasizes transparency and accountability for managing risk.

RISKS INVOLVED IN OUR BUSINESSES
We have created an Enterprise Risk Framework (see chart below) that identifies and defines a broad number of risks to which our businesses and operations could be exposed and which could expose the Bank as a whole. This framework gives us an overall view of all potential risks the Bank and individual businesses face and allows us to develop appropriate management strategies. Risk in one area can sometimes increase risk in another. The Enterprise Risk Framework sets out the major categories of risk and indicates how changes in Strategic Risk can influence changes in the other risk categories.

WHO MANAGES RISK
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

66	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:
•
The Board and its Risk Committee oversee the implementation of an effective risk management culture throughout our organization. Together, they regularly review and approve enterprise-wide risk management policies that set out the Bank’s tolerance for risk.

•	The Bank’s Senior Executive Team is responsible for monitoring, evaluating and managing risk across the Bank. It is chaired by the President and Chief Executive Officer.
•
The President and Chief Executive Officer, the Chief Risk Officer, and other members of the Senior Executive Team are accountable for identifying significant risks and informing the Risk Committee of the Board about them.

•
Executive Committees oversee key risks and exposures across the Bank. This involves reviewing and endorsing risk management policies, strategies and controls. Of the seven Executive Committees, two are chaired by the Chief Executive Officer. The Business Performance Review Committee confirms and guides strategic risk. The Risk and Balance Sheet Management Committee focuses on the Bank’s overall risk management and financial position. All the committees meet regularly and hold special meetings if required.

•
Risk Management is headed by the Chief Risk Officer who is responsible for setting enterprise-level policies and practices that reflect the Bank’s risk tolerance. There are clear procedures for when and how risk events and issues are brought to the attention of executive management and the Risk Committee of the Board. Risk Management also monitors and reports on discrete business and enterprise-level risks that could have a significant impact on the Bank.

•
Each major business segment within the Bank has its own risk management function that reports directly to corporate Risk Management and indirectly to senior business management. This ensures an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment.

•
Business management and risk management professionals within each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

•	Internal Audit and Compliance independently monitor the effectiveness of risk management policies, procedures and internal controls and report on them to management and the Board.

HOW WE MANAGE RISK
Risk Management is an independent and enterprise-wide function that is responsible for the design and implementation of the Bank’s Enterprise Risk Framework. Responsible for setting and establishing in practice key risk and control principles throughout the enterprise, Risk Management is governed by the following set of principles:
•	Enterprise-wide in Scope - Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings, all boundaries both geographic and regulatory.
•	Transparent and Effective Communication - Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability - Risks are explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight - Risk policies, procedures, and reporting will be established independently and objectively.
•	Integrated Risk and Control Culture - Risk management disciplines will be integrated into the daily routines, decision-making, and strategy of the Bank.
•	Strategic Balance - Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

As a result, our risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. We:
•	Maintain appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels.
•	Communicate quantitative and qualitative elements of our risk profile to senior management and the Board of Directors through an integrated enterprise-wide risk monitoring and reporting process.
•	Use risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing to quantify risk.
•
Require significant business units and corporate oversight functions to assess their own key risks and internal controls annually. This allows us to identify, escalate, and monitor significant risk issues as needed.

•	Measure performance based on the allocation of risk-based economic capital to businesses and charge a cost against that capital.
•	Actively monitor internal and external risk events to assess whether our internal controls are effective.
•	Ask our Audit Department to conduct independent and comprehensive reviews of the quality of our internal controls and our compliance with established risk management policies and procedures.

The following pages describe the key risks we face and how they are managed.

Strategic Risk
Strategic risk is the potential for loss arising from ineffective business strategies, from improper implementation of business strategies or from a lack of responsiveness to changes in the business environment.
Our future strength depends on making the right strategic decisions. Senior management monitors, assesses, manages and mitigates our most significant strategic risks under the oversight of the Board.

WHO MANAGES STRATEGIC RISK
The Senior Executive Team manages strategic risk. This team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.
The President and Chief Executive Officer and the other members of the Senior Executive Team set our overall strategy, in consultation with and subject to approval by the Board. Our Enterprise Decision Support group, in collaboration with our Head of Group Strategy, leads the Bank’s long-term strategy development. Each executive responsible for a significant business or function manages the strategies within that area, and ensures that they are aligned with our overall strategy. The executives are also accountable to the President and Chief Executive Officer and the other members of the Senior Executive Team for monitoring, managing and reporting on the business risks their respective strategies may involve.
The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies. He identifies business risks within those strategies and explains how they are managed.

HOW WE MANAGE STRATEGIC RISK
The Senior Executive Team reviews the strategies and operating performance of our significant business units and corporate oversight functions in Business Performance Review Sessions. The frequency of these review sessions depends on the risk profile and size of the business or function.
Participation in the Bank’s Executive Committees enables senior executives to align their strategies and associated risks with the Bank’s overall strategy and risk profile. The Business Performance Review Committee is a regular forum where senior executives review and oversee the execution of the Bank’s business strategies.

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The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas, presented on pages 68 to 76, form an integral part of the audited Consolidated Financial Statements for the year ended October 31, 2008.

Credit Risk
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select and manage our exposures to reduce significant fluctuations in earnings.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit decisions, and must comply with established policies, exposure guidelines and credit approval limits and policy/limit exception procedures. It must also adhere to established standards of credit assessment, and obtain Risk Management’s approval for material credit decisions.
Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK
Credit Risk is managed through a centralized infrastructure:

•
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

•
Guidelines are established to monitor and limit country risk, industry risk and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee of the Board.

•
Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.

•	Our retail businesses use approved scoring techniques and standards in extending, monitoring and reporting personal credit in our retail businesses.
•	Management processes are used to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures.
•	The key parameters used in our credit risk models are monitored on an ongoing basis.

    Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counter-party exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.
As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
From time to time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques. Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

Credit Risk and Basel II
The objective of the framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.
We received approval to use the Advanced Internal Ratings Based (AIRB) approach, effective November 1, 2007, the most sophisticated approach for credit risk, as detailed later in this section. We use the AIRB approach for all material portfolios, except in the following areas:
•	We have approved exemptions to use the Standardized approach for some small credit exposures in North America. Risk Management will reconfirm annually that this approach remains appropriate.
•
We have received temporary waivers to use the Standardized approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. The credit risk from the Commerce acquisition is currently reported using the Interim Approach to Reporting, with the intent to transition to the Standardized approach in 2009. Plans are presently in place to ultimately transition these portfolios to the AIRB approach.

To continue to qualify to use the AIRB approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

68	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

Credit Risk Exposures subject to the Standardized approach
The Standardized approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio. Under the Standardized approach the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. We use external credit ratings from Moody’s Investors Service (Moody’s) to determine the appropriate risk weight for our Sovereign and Bank exposure.
We apply the following risk weights to on-balance sheet exposures under the Standardized approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%
1 The risk rating may vary according to the Moody’s sovereign rating.
2 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).
For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.
For exposures arising from the acquisition of Commerce, we are currently using the Interim Approach to Reporting. This approach is similar to the Standardized approach. The exception is small business entities which receive a higher risk weight under the Interim Approach to Reporting than they do under the Standardized approach.

Credit Risk Exposures subject to the AIRB approach
Banks that adopt the AIRB approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

The Bank’s credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual basis, using industry and sector-specific credit risk models, and expert judgement. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).
In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit and small business banking credit products).

Risk Parameters
Under the AIRB approach, credit risk is measured using the following risk parameters: probability of default (PD) - the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) - the amount of the loss when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) - the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
We evaluate credit risk for non-retail exposures by rating both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.
Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgement. In assessing borrower risk, we review the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. The Bank’s 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	B- to CC and below	B3 to Ca2 and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics, such as collateral, seniority of debt, and loan structure.
Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring and exposure guideline standards that we use for managing other transactions that create credit exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification and maturity structure of the portfolios.
As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures to higher risk counterparties, including exposures resulting from derivative financial instruments. As of October 31, 2008, after taking into account risk mitigation strategies, the Bank does not have a material derivative exposure to any counterparty considered higher risk as defined by management’s internal monitoring process. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

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    There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. We capture this risk using approved exposure models and control it by way of approved facility limits. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record these exposures as if they were direct loan obligations.

Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor them on an ongoing basis using quantitative customer management programs with current internal and external risk indicators to identify changes in risk.
We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. Statistically derived analytical models and decision strategies evaluate the credit risk. We have developed proprietary statistical models for each retail product portfolio based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.
The following table maps PD ranges to risk levels:

Description	One-year PD range > - <=
Low risk	0.00%- 0.15%
Normal risk	0.15%- 1.10%
Medium risk	1.10%- 4.75%
High risk	4.75%- 99.99%
Default	100.0%

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•
Risk parameter estimates - PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.

•	Model performance - Estimates continue to be discriminatory, stable and predictive.
•	Data quality - Data used in the risk rating system is accurate, appropriate and sufficient.
•	Assumptions - Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank’s model risk rating policy. At least annually, the Risk Committee of the Board is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as a material market disruption or an economic downturn.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to vet and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank’s own assessment of the counterparty’s credit quality and capacity to pay.
In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. Common standards across the Bank are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.
In the Wholesale Banking business, security for loans is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping and release of pledged securities.
In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third party custodian. We document third party arrangements with a Custody and Control agreement.
We may take guarantees to reduce the risk in credit exposures. For guarantees taken in support of a pool of retail exposures, the guarantor must be a government agency or investment grade issuer.
The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties to which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

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Gross Credit Risk Exposures
Gross credit risk exposure represents EAD which is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation. These exposures include both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain repo-style transactions. The calculation of gross credit risk exposures differs under each of the two approaches we use to measure credit risk.
Gross credit risk exposures are given to the right:

TABLE	40	GROSS CREDIT RISK EXPOSURES[1]- BASEL II: STANDARDIZED AND AIRB APPROACHES
(millions of Canadian dollars)	As at October 31, 2008
	Standardized[2]	AIRB	Total
Retail
Residential secured	$7,733	$134,930	$142,663
Qualifying revolving retail	-	41,461	41,461
Other retail	15,386	20,415	35,801
Total retail	23,119	196,806	219,925
Non-retail
Corporate	44,991	113,119	158,110
Sovereign	305	57,856	58,161
Bank	8,302	91,635	99,937
Total non-retail	53,598	262,610	316,208
Gross credit risk exposures	$76,717	$459,416	$536,133
[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
[2]	Standardized exposures include credit risk exposures from the Commerce acquisition subject to the Interim Approach to Reporting.

Other Credit Risk Exposures
Non-trading Equity Exposures
For the purpose of calculating RWA, selected non-trading equity positions (investments and commitments held as of July 1, 2004) were grandfathered as at November 1, 2007. These equities are assigned a risk weight of 100%. For our remaining non-trading equity exposures, we use the PD/LGD approach and Simple risk weight method to calculate RWA.
Under the PD/LGD approach, which is used only for eligible perpetual preferred shares, we apply PD estimates in the manner described in the section entitled Non-retail Exposures above and apply a prescribed LGD of 90%. Under the Simple risk weight method, a risk weight of either 300% or 400%, as prescribed by the regulator, is applied to our equity exposures.

Securitization Exposures
We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to ABCP securitizations that are not externally rated. To use the IAA, our internal assessment process is required to meet certain OSFI-prescribed operational requirements, including risk rating gradations which correspond to the risk rating gradations of external rating agencies. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.
For externally rated securitization exposures, we use both the Standardized approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

Market Risk
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.
We comply with the Basel II market risk requirements as at October 31, 2008 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES
The four main trading activities that expose us to market risk are:

•
Market making - We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.

•	Sales - We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
•
Arbitrage - We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.

•	Positioning - We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	71

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk Management and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the associated market risk. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.
The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR
The Bank estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with the Bank’s trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
DSR measures the migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The graph below discloses daily VaR usage and trading-related income[1] within the Wholesale Banking segment. During the third quarter of 2008, the Bank identified that certain financial instruments in the trading book were incorrectly priced. Accordingly, a $96 million (before tax) cumulative adjustment was recorded to reflect these instruments at fair value. This resulted in the daily trading-related loss exceeding the Total VaR on the date the adjustment was recorded. In the fourth quarter of 2008, VaR increased due primarily to an increase in credit spreads. Also in the fourth quarter, trading-related income includes a large gain as well as losses associated with the replacement of positions that were closed-out with derivative counterparties. VaR does not reflect the reclassification of debt securities from trading to available-for-sale category effective August 1, 2008. Further details on the reclassification of debt securities are provided in Note 2 to the 2008 Consolidated Financial Statements.

1 Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income.VaR does not reflect the reclassification of certain trading financial instruments into the available-for-sale category effective August 1, 2008.

72	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

TABLE	41	VALUE-AT-RISK USAGE
For the year ended October 31	2008[3]				2007
(millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Interest rate and credit spread risk	$48.6	$24.9	$70.2	$12.1	$14.1	$8.1	$14.2	$3.9
Equity risk	10.2	9.9	18.7	3.3	4.8	6.9	13.8	2.8
Foreign exchange risk	7.2	3.5	15.0	1.0	1.8	2.0	3.9	0.8
Commodity risk	0.8	1.3	3.0	0.4	2.1	1.4	4.5	0.4
Debt specific risk	49.3	33.2	80.3	13.8	15.3	13.7	16.7	10.0
Diversification effect[1]	(50.1)	(29.9)	n/m2	n/m2	(19.8)	(15.1)	n/m2	n/m2
Total Value-at-Risk	$66.0	$42.9	$104.8	$17.9	$18.3	$17.0	$20.5	$12.6
1 The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2 Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
3 VaR does not reflect the reclassification of certain debt securities from trading to available-for-sale category effective August 1, 2008.

Validation of VaR Model
For each of our trading portfolios, and for the portfolio as a whole, we use a backtesting process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, and the aftermath of September 11, 2001.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES
The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the performance of portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Executive Vice President, Corporate Development, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	73

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•	Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•	Developing and implementing strategies to stabilize net income from all personal and commercial banking products.
   We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions”. An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
The Bank’s policy sets overall limits on EVaR and EaR based on 100 bps interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.
The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

•	An assumed maturity profile for our core deposit portfolio;
•	Our targeted investment profile on our net equity position;
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.
    The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.
The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2008, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $122.8 million after-tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $29.0 million after-tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after-tax) by currency for those currencies where the Bank has material exposure.

TABLE	42	SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)	As at October 31, 2008		As at October 31, 2007
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$(0.4)	$(27.0)	$(13.2)	$(37.0)
U.S. dollar	(122.4)	(2.0)	3.7	(25.4)

74	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

For the Earnings at Risk measure (not shown on the graph), a 100 basis point increase in interest rates would have increased pre-tax net income by $6.4 million in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2008, would have reduced pre-tax net income by $6.4 million in the next 12 months.
The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE	43	SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)	As at October 31, 2008		As at October 31, 2007
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$(15.5)	$15.5	$1.0	$(1.0)
U.S. dollar	21.9	(21.9)	(6.5)	6.5

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME
As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•	The weighted-average margin on average earning assets will shift as the mix of business changes.
•	Changes in the prime-Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
•
The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK
The Asset/Liability Committee oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits under both normal and stress conditions.
We have one Global Liquidity Risk Management policy, but the major operating areas measure and manage liquidity risks as follows:

•
The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking and Domestic Wealth Management liquidity positions.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the Wholesale Banking portfolios.
•
The U.S. Personal and Commercial Banking segment is responsible for managing its liquidity position. Treasury and Balance Sheet Management works closely with that segment to ensure consistency with the global liquidity risk management framework.

•	Each area must comply with the Global Liquidity Risk Management policy. The policy is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	75

    To define the amount of liquidity that must be held at all times for a specified minimum period, we use a conservative base-case scenario stress test, which models a Bank-specific liquidity event severely impacting our access to funding. This scenario ensures that we have sufficient liquidity to cover 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored ABCP. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully secured basis for a period of up to one year.
To meet liquidity requirements we hold assets that can be readily converted into cash. We also manage our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available-for-sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
On October 31, 2008, our consolidated surplus liquid-asset position for up to 90 days, as measured under our base-case scenario was $7.9 billion, compared with a surplus liquid-asset position of $7.8 billion on October 31, 2007. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
As noted, the base-case scenario stress test models a Bank-specific liquidity event and assumes typical levels of asset liquidity in the markets. In response to current conditions in global financial markets affecting liquidity, ALCO and the Risk Committee of the Board have approved managing to a Systemic Market Event liquidity stress test scenario. Building on the base-case scenario described above, under the Systemic Market Event scenario, asset liquidity is further adjusted to reflect both the stressed conditions in today’s market environment as well as the availability of high quality, unencumbered assets eligible as collateral under secured borrowing programs such as the Bank of Canada Term Purchase and Resale Agreement (PRA) program and other central bank programs. In addition, we assume increased contingent coverage for potential draws on committed line of credit facilities. Similar to our base-case scenario as described above, a surplus liquid-asset position is required for all measured time periods up to 90 days. As of October 31, 2008, we reported a positive surplus as required. The Global Liquidity Forum meets frequently and closely monitors global funding market conditions and potential impacts to our funding access on a daily basis, recommending appropriate action as needed to ALCO.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis to ensure consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.

FUNDING
We have a large base of stable retail and commercial deposits, making up over 68% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period. This funding limit is designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event. It also limits our exposure to large liability maturities.
In 2008, we securitized and sold $7.5 billion (2007 - $6.2 billion) of mortgages. In addition, we issued $15.6 billion (2007 -$5.1 billion) of other medium and long-term senior debt funding, $4.0 billion (2007 - $6.6 billion) of subordinated debt and $2.5 billion (2007 - $0.8 billion) of preferred shares and capital trust instruments.
    Governments and central banks around the world, including the government of Canada, have recently introduced programs to address current funding market conditions and add liquidity to markets. Like most financial market participants, we have completed the necessary steps to ensure our eligibility under the programs and we have participated in a number of these programs as the opportunity to enhance our liquidity position was presented. We will continue to explore all opportunities to access expanded or lower cost funding.

CONTRACTUAL OBLIGATIONS
The Bank has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE	44	CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)	2008					2007
	Within	1 to 3	3 to 5	Over
	1 year	years	years	5 years	Total	Total
Deposits[1]	$299,803	$44,441	$13,845	$17,605	$375,694	$276,393
Subordinated notes and debentures	4	219	227	11,986	12,436	9,449
Operating lease commitments	449	791	602	1,482	3,324	1,874
Capital lease commitments	15	40	3	-	58	76
Capital trust securities	-	894	-	-	894	899
Network service agreements	169	153	-	-	322	492
Automated banking machines	70	124	-	-	194	235
Contact centre technology	30	85	-	-	115	144
Software licensing and equipment maintenance	82	75	-	-	157	168
Total	$300,622	$46,822	$14,677	$31,073	$393,194	$289,730
1 As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

76	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including: failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.
We must manage operational risk so that we can create and sustain shareholder value, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout the Bank.
Under Basel II, we use the Standardized approach to operational risk for our domestic and international operations and the Basic Indicator approach for operations of our U.S. Personal and Commercial Banking segment. Over time, we will implement the more sophisticated Advanced Measurement approach for operational risk.

WHO MANAGES OPERATIONAL RISK
Risk Management designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.
We also maintain specialist groups who exclusively manage specific operational risk exposures that require dedicated mitigation activities. These areas are responsible for setting policies for the entire Bank and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management and information security.
The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK
Our operational risk management framework is designed to ensure that our operational risk exposures are maintained to acceptable levels. It is based on industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk profile. In addition, corporate policies set out the Risk Committee of the Board’s and senior management’s expectations for managing operational risk.

Risk and Control Self-Assessment
Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets, and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key operational risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring
Maintaining our awareness of the risks we encounter and responding appropriately to reduce our exposure to future loss is critical. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action.

Risk Reporting
Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout the Bank to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance
To provide the Bank with additional protection from loss, Risk Management actively manages a portfolio of business insurance and other risk mitigating arrangements. They continually assess the type and level of insurance coverage needed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties, such as reinsurance companies, where appropriate.

Technology and Information
Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management
During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to potential adversity.

Outsourcing Management
Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	77

Project Change Management
We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are overseen at an appropriate senior management level. Our Implementation Management Office maintains project management standards that meet or exceed industry recognized best practices used to identify and guide change.

Financial Crime
Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems and practices. Specialists responsible for detecting financial crime monitor trends and constantly upgrade processes to adapt and respond appropriately to changing risks. Employees regularly undergo training to ensure compliance with crime prevention policies.

Insurance Risk
Insurance risk is the risk of loss due to actual insurance claims exceeding the expected insurance claims. This risk can arise if there is improper estimation or selection of the underlying risks, poor product design, adverse development of insurance liabilities, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.
Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independently appointed Actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk
Regulatory risk is the risk of not complying with regulatory and comparable requirements. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgements and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advice and oversight.
The Compliance Department identifies and monitors regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.
Internal and external Legal counsels also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank’s exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK
Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.
Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
•	Implementing or assisting with policies, procedures and training.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
•	Liaising with regulators as appropriate regarding new or revised legislation, or regulatory examinations.
Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legal and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked on a regular basis. Business senior management must attest annually in writing as to compliance with applicable legislative requirements and measures taken to address gaps. Based upon these attestations, the Chief Compliance Officer provides an annual LCM certification to the Audit Committee of the Board.
Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank and its subsidiaries are a party.

Reputational Risk
Reputational risk is the potential that negative publicity, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank’s reputation.

78	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve new business, including structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new structured product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for the Bank’s reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered. However, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive, and that we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk
Environmental risk is the possibility of loss to our financial, operational or reputational value resulting from the impact of environmental issues or concerns.
Protecting and preserving the environment is very important to our business and operations, both within Canada and the U.S. as well as internationally. We are sensitive to our environmental footprint, and carefully manage environmental risks that may affect our financial, operational or reputational value. Important environmental issues and concerns include habitat degradation, forestry biodiversity, climate change and the impact on indigenous peoples.

WHO MANAGES ENVIRONMENTAL RISK
The Corporate Environmental Affairs group, in partnership with other areas of the Bank, designs and implements our Environmental Management System (EMS). EMS sets out the policy, processes and procedures for systematically identifying environmental risk issues and their impacts on our business, and sets goals for compliance, performance, measurement, and continuous improvement. Responsibility for management of environmental risk is distributed throughout the organization, and is integrated within the management of other risks such as credit, operational and reputational risk.

HOW WE MANAGE ENVIRONMENTAL RISK
There are two principal sources of environmental risk to our business: 1) ownership or operation of physical premises and, 2) the actions of our borrowers. These sources of risk are actively managed through our EMS and credit risk management processes. Credit risk management involves establishing credit policy and monitoring the credit assessment process, as well as obtaining environmental assessments where necessary. In 2008, we have continued to enhance the principles we use to identify and manage environmental risk when making loans. These enhanced principles are being incorporated into business procedures as appropriate based on their risk.
Two key components of the EMS are our Environmental Policy, which is approved by the Risk Committee of the Board, and our complementary Environmental Management Framework.
Together, the Policy and Framework guide how we will manage and minimize the potential impact of environmental risks and issues arising from our business and operations. We also monitor policy and legislative developments, and maintain a dialogue with environmental organizations, industry associations and socially responsible investment organizations. These discussions focus on the role that banks could or should take on certain environmental issues that we believe are important to our customers, shareholders, employees, and the communities in which we operate.
For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website http://www.td.com/corporateresponsibility.

TD Ameritrade
HOW RISK IS MANAGED AT TD AMERITRADE
TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s independent Audit Committee of the Board. The Bank monitors the risk function and potential risk issues at TD Ameritrade through appropriate board and management governance and protocols.
The Bank designates four of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, our Group Head Wealth Management and an independent director of the Bank. TD Ameritrade’s bylaws, which state that Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer requires the support of the Bank. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee.
Management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to the Risk Committee of the Board of the Bank as required, and at least annually.

ENTERPRISE STRESS TESTING
The Bank conducts an annual Enterprise Stress Testing exercise that involves the development, application and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to the Bank’s risk profile.
The enterprise stress testing program at the Bank is part of a long term strategic, financial and capital planning exercise that helps define and understand risk tolerance and ensures that the Bank is not exposed to excessive risks. Furthermore, with the implementation of risk-sensitive capital measures under Basel II including the Internal Capital Adequacy Assessment Process (ICAAP), the Bank is required to be aware of potential fluctuations in capital and how risk-sensitive models behave in adverse economic conditions.
Enterprise Stress Testing engages senior management in each business segment, Finance, Treasury, Economics and Risk Management. The results are reviewed by senior executives, incorporated in the Bank’s planning process and presented to the Risk Committee of the Board.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	79

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the 2008 Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgement and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES
Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. The Bank has two types of allowances against loan losses - specific and general.
The specific allowance is recorded against loans that are classified as impaired, which occurs when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management’s judgement is based on its assessment of probability of default (PD), loss given default (LGD) and exposure at default (EAD). Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments.
The general allowance is recorded to reserve against losses that are considered to have occurred but that cannot yet be determined on an item-by-item or group basis. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for PD, LGD and EAD. These models calculate the probable range of general allowance levels. Management uses judgement to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $9 million for PD, $9 million for LGD and $27 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and the U.S. Personal and Commercial Banking segments.
The Managing Risk section on pages 68 to 71 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the 2008 Consolidated Financial Statements for additional disclosures regarding the Bank’s allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of publicly traded financial instruments is based on published market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on published and quoted market prices or valuation models that use independently observable market inputs. Independently observable market inputs include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity and concentration. When the market becomes inactive, the broker quotes may not be an appropriate primary source of valuation. In such cases the valuation is based on a technique that maximizes the use of observable inputs.
Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management’s judgement. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management’s judgement is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.
The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to page 71 of this MD&A. As described in Note 25 to the 2008 Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the fair value at initial recognition represented by the transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2008, relating to these financial instruments was $304 million (October 31, 2007: $62 million), which is before the impact of hedges and includes changes in both the observable and non-observable market inputs. Note 25 also summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception.
The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through the actual cash settlement of contracts.

80	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

Valuation of private equity investments requires management’s judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other-than-temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Available-for-sale and held-to-maturity securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other-than-temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgement. We review these securities regularly for possible impairment that is other-than-temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. Some of these conditions are prolonged period during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity’s credit rating or liquidity or going concern problems of the investee.
Debt securities are considered impaired when there is uncertainty of collectability of interest and principal. Accordingly, professional judgement is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.
All of the Bank’s segments are impacted by this accounting policy. The Bank recognizes interest income and expense for financial instruments that are accounted for on an amortized cost basis and classified as available-for-sale based on the effective interest rate, which is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.
The following table summarizes the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology.

TABLE	45	FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY
(millions of Canadian dollars, except percentage amounts)	Financial assets				Financial liabilities
As at October 31, 2008	Trading securities	Securities designated as trading under the fair value option	Available- for-sale securities	Derivatives	Loans designated as trading under the fair value option	Obligations related to securities sold short	Derivatives	Trading deposits
Fair value	$53,095	$6,402	$73,617	$83,548	$510	$18,518	$74,473	$44,694
Based on:
Published quoted market prices	43%	84%	18%	2%	-%	34%	2%	-%
Valuation techniques with significant observable market inputs or broker-dealer quotes	53%	16%	71%	95%	93%	65%	95%	99%
Valuation techniques with significant non-observable market inputs[1]	4%	-%	11%	3%	7%	1%	3%	1%
Total %	100%	100%	100%	100%	100%	100%	100%	100%

As at October 31, 2007
Fair value	$77,637	$2,012	$34,355	$38,918	$1,235	$24,195	$41,621	$45,348
Based on:
Published quoted market prices	48%	50%	38%	2%	-%	53%	2%	-%
Valuation techniques with significant observable market inputs or broker-dealer quotes	51%	50%	62%	98%	100%	47%	97%	99%
Valuation techniques with significant non-observable market inputs	1%	-%	-%	-%	-%	-%	1%	1%
Total %	100%	100%	100%	100%	100%	100%	100%	100%
[1]	Non-agency Alt-A and Prime Jumbo CMO portfolios have been classified as a valuation technique with significant non-observable market inputs as the current market for these securities is inactive.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis	81

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $556 million (October 31, 2007: $68 million) to an increase in the fair value by $554 million (October 31, 2007: $82 million) (before changes in valuation adjustments).

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank’s Consolidated Balance Sheet. Note 4 to the 2008 Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2008, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether a VIE should be consolidated. We hold interests in a number of VIEs, including all of the Bank’s securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgement, then the Bank does not consolidate the VIE. Management uses judgement to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.
Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking, Wealth Management and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES
Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit (as at assessment date) is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgement in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a standalone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting unit.
The estimated fair value of each of our reporting units was significantly greater than the carrying value, including goodwill. On an individual reporting units basis, the estimated fair value of any of our reporting units would have to decline by more than 25% (October 31, 2007: 30%) before a detailed impairment assessment would be required.
Other intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life other intangible assets requires an analysis of the circumstances and management’s judgement. Finite life other intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential impairment and would require a cash flow analysis at that time. The finite life other intangible assets would be written down to fair value based on expected future cash flows.
This accounting policy impacts all of the Bank’s business segments. See Note 5 to the 2008 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS
Accounting
Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long term return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long-term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years.

82	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

As a result of recent market conditions, as of October 31, 2008 the fair value of the Bank’s principal pension plan assets has declined approximately 14% since the July 31, 2008 measurement date. During the same period, the discount rate used to determine the benefit obligation of the Bank’s principal pension plan has increased to 7.40%. Therefore, the Bank expects the actuarial gain on the decrease in the benefit obligation due to the discount rate change to partially offset the actuarial loss related to the decline in the fair value of the Bank’s principal pension plan assets.
The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank’s principal pension plan as at October 31, 2008, to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank’s segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and accrued benefit obligation, see Note 19 to the 2008 Consolidated Financial Statements.
TABLE	46	SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS
(millions of Canadian dollars, except percentage amounts)
	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	6.30%	5.70%[1]
Decrease in assumption	$344	$63
Increase in assumption	$(291)	$(36)

Expected long-term return on assets assumption used	N/A	6.75%
Decrease in assumption	N/A	$22
Increase in assumption	N/A	$(22)

Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(83)	$(21)
Increase in assumption	$88	$24
1 The Bank’s principal pension plan was re-measured on October 31, 2007, using a 5.70% discount rate. For the purposes of this illustration, the 12-month impact of the new valuation was used.

Funding
In accordance with legislation, a valuation for funding purposes must be completed as at October 31, 2008 for the Bank’s principal pension plan. Although the fair value of the Bank’s principal pension plan assets have declined significantly since the last valuation for funding purposes, the current level of investment risk of the Bank’s principal pension plan assets reflects the long-term nature of the plan. The Bank reviews the appropriateness of the plan’s investment policy on a regular basis and was in compliance with the investment policy throughout the year.
It is estimated that the required contributions will increase to $235 million in 2009. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

INCOME TAXES
Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgement in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $473 million at October 31, 2008.

CONTINGENT LIABILITIES
Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 28 to the 2008 Consolidated Financial Statements for more details.

DERIVATIVES
The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2008, is provided in Table 47 below.

TABLE	47	NON-TRADING DERIVATIVES
(millions of Canadian dollars)	Non-trading derivatives	Non-trading derivatives not
	qualifying for hedge accounting	qualifying for hedge accounting
Net interest income	$260.8	$-
Other income	109.6	273.4

Net interest income related to non-trading derivatives qualifying for hedge accounting is largely offset by net interest income on the hedged items.

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ACCOUNTING STANDARDS AND POLICIES

Changes in Accounting Policies during the Current Year

Amendments to Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure
In October 2008, the Bank adopted Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the Amendments). The Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The Amendments are applicable in periods beginning on or after July 1, 2008. The Bank adopted the Amendments effective August 1, 2008. During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities into the available-for-sale category effective August 1, 2008, in accordance with the Amendments. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income. The net impact of the reclassifications under the Amendments resulted in an increase in reported net income of $561 million for the current year. For additional information, see Notes 1 and 2 to the 2008 Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the 2008 Consolidated Financial Statements for more details of future accounting and reporting changes.

Goodwill, Intangible Assets and Financial Statement Concepts
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with Section 3064. The new and amended standards are effective for the Bank beginning November 1, 2008. These standards are not expected to have a material effect on the financial position or earnings of the Bank.

Conversion to International Financial Reporting Standards in fiscal 2012
The CICA Accounting Standards Board requires all Canadian publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011.The objective of the change is to move toward use of a single set of world-wide accounting standards, thereby facilitating and improving global capital flows, as well as improving financial reporting and transparency. The Bank will adopt IFRS for the fiscal year 2012 starting November 1, 2011. The fiscal 2012 Consolidated Financial Statements will include comparative 2011 financial results under IFRS.
Although much of Canadian GAAP is similar to IFRS, there are some GAAP differences that may significantly impact the Bank’s processes and financial results.
The Bank is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, identifying potential business impacts, developing the project plan, assessing resource requirements and providing training to staff. Over the next two years, the Bank will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the financial statements and any potential business impacts, as accounting standards and the interpretations of those standards are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

U.S. GAAP
Pension and Other Postretirement Plans
FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the financial statement date. The adoption of this provision of the standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements. Other provisions of this standard were adopted by the Bank on October 31, 2007.

Fair Value Measurements
FASB Statement No.157, Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt this accounting standard that provides a framework for measuring fair value, which will primarily impact the Bank’s fair value measurements relating to financial instruments. The guidance will also require additional disclosures. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
FASB Statement No.159, Fair Value Option for Financial Assets and Financial Liabilities
The Bank will be permitted to measure eligible financial instruments at fair value using the fair value option outlined in this standard which will be adopted by the Bank effective November 1, 2008. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

84	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Management’s Discussion and Analysis

Business Combinations
FASB Statement No. 141 (revised), Business Combinations, retains the fundamental concepts of FASB statement No. 141 that requires purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) the equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date; (ii) acquirer should record 100% step-up to fair value for all assets and liabilities, including the non-controlling interest and goodwill is recorded as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at the fair value with the changes in the fair value recorded in income. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Non-controlling Interests in Subsidiaries
FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders’ equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the Consolidated Statement of Income. Under this standard, increase and decrease in the non-controlling interests will be accounted for as an equity transaction. Deconsolidation of a subsidiary will result in gain or loss recognition measured using the fair value of retained non-controlling interest, and the retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities
FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, requires enhanced disclosures about derivative instruments and hedged items that are accounted for under FASB Statement No. 133. This standard is effective for the Bank for the quarter beginning on February 1, 2009. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

The Hierarchy of U.S. Generally Accepted Accounting Principles
FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2008. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2008.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2008, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2008. Their report, on page 87 expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During 2008, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

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